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Exhibit 99.1

May 10, 2010

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite our shareholders to attend the annual and special meeting (the "Meeting") of DragonWave Inc. ("DragonWave" or the "Corporation"). This year, the Meeting will be held as follows:

Date:	Tuesday, June 15, 2010
Time:	10:00 am (Eastern Daylight Time)
Place:	The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario

        At the Meeting, you will be asked to (i) receive the consolidated financial statements of DragonWave for the fiscal year ended February 28, 2010, together with the auditor's report thereon, and (ii) consider and vote on: (a) the election of directors; (b) the appointment of auditors of DragonWave; (c) two (2) resolutions confirming amendments to the by-laws of the Corporation; (d) two (2) resolutions approving amendments to the Corporation's stock option plan; (e) a resolution approving all unallocated options under the stock option plan of the Corporation, as required by the Toronto Stock Exchange; and (f) such further and other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. The enclosed Management Proxy Circular provides a description of the proposed business of the Meeting to assist you in considering the matters to be voted upon. During the Meeting, we will present an overview of the Corporation and the Corporation's financial performance for the fiscal year ended February 28, 2010.

        Because of the importance of the matters to be considered at the Meeting, your shares should be represented whether or not you are personally able to attend. If you are unable to attend the Meeting in person, you are encouraged to complete and return the enclosed form of proxy or voting instruction form. Please note that you can revoke your proxy expressly or by executing a later proxy or by voting in person at the Meeting in accordance with the provisions of the Management Proxy Circular.

        We hope that you will be able to attend the Meeting in person as it will be an opportunity for us to speak with you about DragonWave and for you to meet some of the Board of Directors and management. If you cannot attend the Meeting in person, we invite you to listen to the Meeting via telephone by dialling-in using one of following numbers: (877) 312-9202 for shareholders in Canada and the United States, or (408) 774-4000 for shareholders outside of Canada and the United States. On the day of the Meeting, you may also listen to the Meeting and view the slides that will be presented at the Meeting by visiting the following website: http://investor.dragonwaveinc.com/events.cfm.

        We have not prepared a formal annual report for the fiscal year ended February 28, 2010. The audited financial statements and MD&A for the fiscal year ended February 28, 2010 normally contained in an annual report are enclosed with this letter.

        We look forward to seeing you at the Meeting.

Gerry Spencer Chair, Board of Directors	Peter Allen Director, President and Chief Executive Officer

DragonWave Inc. 600-411 Legget Drive, Kanata, On K2K 3C9 Tel (613) 599 - 9991 Fax (613) 599 - 4225 www.dragonwaveinc.com

 DRAGONWAVE INC.
NOTICE OF 2010 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the 2010 annual and special meeting of shareholders (the "Meeting") of DragonWave Inc. ("DragonWave" or the "Corporation") will be held at The Marshes Golf Club, 320 Terry Fox Drive, Ottawa, Ontario, Canada on Tuesday, June 15, 2010 at 10:00 a.m. (EDT), for the following purposes:

1.
to receive the annual audited financial statements of the Corporation as at and for the fiscal year ended February 28, 2010 and the auditors' report thereon, a copy of which is enclosed with this notice;

2.
to elect directors for the ensuing year;

3.
to reappoint Ernst & Young LLP as auditors for the ensuing year;

4.
to consider and approve a resolution, the full text of which is reproduced at Appendix A to the accompanying Management Proxy Circular (the "Circular"), to confirm an amendment to By-law No. 1A of the Corporation to increase the quorum requirement for meetings of shareholders of the Corporation;

5.
to consider and approve a resolution, the full text of which is reproduced at Appendix B to the accompanying Circular, to confirm an amendment to By-law No. 1A of the Corporation to allow the Corporation to issue uncertificated common shares;

6.
to consider and approve a resolution, the full text of which is reproduced as Appendix C to the accompanying Circular, to approve changes to the amendment provisions of the stock option plan of the Corporation;

7.
to consider and approve a resolution, the full text of which is reproduced as Appendix D to the accompanying Circular, to change the maximum number of common shares issuable under the stock option plan of the Corporation from time to time;

8.
to consider and approve a resolution, the full text of which is reproduced at Appendix E to the accompanying Circular, to approve all unallocated stock options under the stock option plan of the Corporation, as required by the rules of the Toronto Stock Exchange; and

9.
to transact such other business as may properly be brought before the Meeting.

The Board of Directors has fixed the close of business on April 30, 2010 as the "record date" for determining the Corporation's shareholders entitled to notice of and to vote at the Meeting. The Board of Directors has fixed 10:00 a.m. (EDT) on June 11, 2010, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation's transfer agent, unless otherwise determined by the Chairman of the Meeting in his sole discretion.

Management of the Corporation is soliciting the enclosed form of proxy. The specific details of the foregoing matters to be put before the Meeting are set forth in the Circular. The Circular is deemed to be incorporated by reference in and to form part of this notice.

By Order of the Board of Directors
Gerry Spencer Chair, DragonWave Inc. May 10, 2010

DragonWave Inc.    600-411 Legget Drive, Ottawa, ON, Canada K2K 3C9 (t) 613.599.9991 (f) 613.599.4225    www.dragonwaveinc.com

DragonWave Inc.
Management Proxy Circular
May 10, 2010

DRAGONWAVE INC.

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (this "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of DRAGONWAVE INC. ("DragonWave", "we", "us", "our" or the "Corporation") for use at the annual and special meeting of the shareholders of the Corporation (the "Meeting") to be held on Tuesday, the 15th day of June, 2010 at the hour of 10:00 a.m. (EDT) at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Meeting. Unless otherwise specified herein, all references to "$" in this Circular are to Canadian dollars.

All information in this Circular is presented as at May 10, 2010 unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This Circular contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements other than statements which are reporting results or statements of historical fact are forward-looking. All forward-looking information and forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies.

Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations of these words or comparable terminology. Forward-looking statements include, without limitation, statements regarding strategic plans, and corporate goals and objectives such as the goals and objectives of the Corporation's compensation program for executives and directors. There can be no assurance that forward-looking statements will prove to be accurate and our actual results, performance, achievements or developments and future outcomes could differ materially from those expressed or implied in such statements. The following are some of the important risk factors relating to DragonWave and its business that could cause actual results, performance, achievements or developments to differ materially from those discussed in the forward-looking statements:

  •
  dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  reliance on a small number of customers for a large percentage of revenue;
  •
  intense competition from several competitors;
  •
  competition from indirect competitors;
  •
  dependence on the ability to develop new products and enhance existing products;
  •
  a history of losses;
  •
  ability to successfully manage growth;
  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;
  •
  the impact of the recent general economic downturn on DragonWave's customers;
  •
  disruption resulting from economic and geopolitical uncertainty;
  •
  DragonWave's ability to successfully effect acquisitions of products or businesses and other risks associated with acquisitions;
  •
  currency fluctuations;
  •
  exposure to credit risk for accounts receivable;
  •
  pressure on DragonWave's pricing models;
  •
  the allocation of radio spectrum and regulatory approvals for DragonWave's products;

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

  •
  the ability of DragonWave's customers to secure licenses for applicable radio spectrum and other regulatory approvals;
  •
  changes in government regulation or industry standards that may limit the potential market for DragonWave's products;
  •
  dependence on establishing and maintaining relationships with sales and distribution channel partners;
  •
  reliance on outsourced manufacturing;
  •
  reliance on suppliers of components;
  •
  the ability to protect DragonWave's intellectual property and potential harm to the business if DragonWave infringes the intellectual property rights of others;
  •
  risks associated with software licensed by DragonWave;
  •
  a lengthy and variable sales cycle;
  •
  dependence on the ability to recruit and retain management and other qualified personnel;
  •
  exposure to risks resulting from international sales and operations, including the requirement to comply with export control and economic sanctions laws;
  •
  product defects, product liability claims, or health and safety risks relating to wireless products;
  •
  risks associated with the possible loss of foreign private issuer status; and
  •
  risks and expenses associated with being a public company in the United Sates.

Readers are also referred to "Risk Factors" in the Corporation's Annual Information Form dated May 6, 2010, and to "Risk and Uncertainties" in the Corporation's management's discussion and analysis for the year ended February 28, 2010. Forward-looking statements are provided to help external stakeholders to understand management's expectations and plans for the future as of the date of this Circular and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are made as of the date of this Circular and the Corporation does not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent expressly required by law.

QUESTIONS AND ANSWERS ABOUT THE MEETING

The following are questions that you may have regarding the Meeting. These questions and answers are not meant to be a substitute for the information contained in the remainder of this Circular. You are urged to read this entire Circular, its schedule and appendices and the documents referred to in this Circular before making any decisions.

Q1.  What am I voting on?

A1. You are being asked to vote on the following:

  •
  the election of seven (7) directors to the board of directors of DragonWave (the "Board" or "Board of Directors") for the ensuing year;
  •
  the reappointment of Ernst & Young LLP as DragonWave's auditors for the ensuing year;
  •
  a resolution confirming an amendment to By-law No. 1A of the Corporation to increase the quorum requirements for meetings of shareholders of the Corporation, in the form annexed to this Circular as Appendix A;
  •
  a resolution confirming an amendment to By-law No. 1A of the Corporation to allow the Corporation to issue uncertificated common shares, in the form annexed to this Circular as Appendix B;
  •
  a resolution approving changes to the amendment provisions of the Fifth Amended and Restated Key Employee Stock Option Plan of the Corporation (the "Stock Option Plan"), in the form annexed to this Circular as Appendix C;
  •
  a resolution approving a change to the maximum number of common shares issuable under the Stock Option Plan from time to time, in the form annexed to this Circular as Appendix D; and

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

  •
  a resolution approving all unallocated stock options under the Stock Option Plan, as required by the Toronto Stock Exchange, in the form annexed to this Circular as Appendix E.

In addition, you may be asked to vote in respect of any other matters that may be properly brought before the Meeting. As of the date of this Circular, management is not aware of any such other matters.

In accordance with applicable law, the financial statements of the Corporation as at February 28, 2010 and the report of the auditors thereon will not be voted on at the Meeting.

Q2.  Who are management's director nominees?

A2. DragonWave's management has nominated the following persons for election as directors: Gerry Spencer (Chair), Peter Allen, Jean-Paul Cossart, Russell Frederick, Claude Haw, Thomas Manley and Terence Matthews.

For more information on management's proposed nominees, see "Election of Directors" in this Circular.

Q3.  How does DragonWave's Board recommend that I vote?

A3. DragonWave's directors unanimously recommend that you VOTE FOR all of management's resolutions, including the election of management's director nominees, as set out in this Circular.

Q4.  Who is soliciting my proxy?

A4. Management of DragonWave is soliciting your proxy for use at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone or other personal contact by the directors or officers of DragonWave or agents of DragonWave retained to assist in the solicitation of proxies. All costs of the solicitation of proxies by management of the Corporation, including the costs of any proxy solicitation agent that is retained by the Corporation, will be borne by the Corporation.

Q5.  Where and when is the Meeting?

A5. The Meeting will take place at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, on Tuesday, June 15, 2010 at 10:00 a.m. (EDT).

You may listen to the Meeting via telephone by dialling-in using one of following numbers: (877) 312-9202 for shareholders in Canada and the United States, or (408) 774-4000 for shareholders outside of Canada and the United States. You may also listen to the Meeting and view the slides that will be presented at the Meeting by visiting the following website: http://investor.dragonwaveinc.com/events.cfm. You will not be able to vote by dialling-in — for voting information see Q7 and Q8.

Q6.  Who can vote at the Meeting?

A6. Each shareholder is entitled to one vote for each common share of DragonWave registered in his or her name as of 5:00 p.m. (EDT) on April 30, 2010, the record date of the Meeting (the "Record Date") for the purpose of determining holders of DragonWave common shares entitled to receive notice of, attend and vote at the Meeting or any adjournment(s) or postponement(s) of the Meeting.

As of April 30, 2010, 36,947,211 common shares of DragonWave were issued and outstanding and entitled to be voted at the Meeting.

Q7.  How do I vote if I am a REGISTERED shareholder?

A7. You may exercise your right to vote by attending and voting your DragonWave common shares in person at the Meeting or by voting using any of the outlined methods on the form of proxy.

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Registered shareholders who attend the Meeting are entitled to cast one vote for each DragonWave common share held by them as of the Record Date. Whether or not you plan to attend the Meeting you are encouraged to vote. If you have previously submitted a proxy and wish to vote by ballot at the Meeting, upon arriving at the Meeting, report to the desk of the Corporation's registrar and transfer agent, Computershare Investor Services Inc. (the "Transfer Agent"), to sign in and revoke any proxy previously submitted by you. Your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy previously given.

To vote by mail or facsimile using the form of proxy, your proxy form must be received by the Transfer Agent no later than 10:00 a.m. (EDT) on June 11, 2010. The Board of Directors has fixed 10:00 a.m. (EDT) on June 11, 2010, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Corporation's Transfer Agent, unless otherwise determined by the Chairman of the Meeting in his sole discretion.

To vote by mail, send your proxy to the Transfer Agent in the enclosed envelope (postage paid for shareholders in Canada and the United States). In order to expedite your vote, you may vote by facsimile sent to the Transfer Agent at 1-866-249-7775. You may also vote by delivering your proxy by hand to the Transfer Agent at: Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, Attention: Proxy Department.

Q8.  How do I vote if I am a NON-REGISTERED shareholder?

A8. If you are a non-registered shareholder, you should receive a Voting Instruction Form with this Circular. Non-registered shareholders hold their DragonWave shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your DragonWave shares may provide you with a signed form of proxy, in place of a Voting Instruction Form, which you must complete by using one of the methods outlined in that form. The Voting Instruction Form or the signed form of proxy provided by your intermediary will constitute voting instructions that the intermediary must follow and should be returned in accordance with the instructions set out in the applicable form to ensure your vote is counted at the Meeting. In order to expedite your vote, you may use a touch-tone telephone or the Internet if such options are provided in your Voting Instruction Form or form of proxy.

If, as a non-registered shareholder, you wish to attend the Meeting and vote your DragonWave shares in person, or have another person attend and vote your DragonWave shares on your behalf, you should fill out your own name, or the name of your appointee, in the space provided in the Voting Instruction Form or the signed form of proxy. An intermediary's signed form of proxy will likely provide corresponding instructions to cast your vote in person. In either case, you should carefully read the instructions provided by the intermediary and contact the intermediary promptly if you need help.

A non-registered shareholder may revoke a proxy or voting instructions which have been previously given to an intermediary by written notice to the intermediary. In order to ensure that the intermediary acts upon a revocation, the written notice of revocation should be received by the intermediary well in advance of the Meeting.

Q9.  What does it mean to appoint a proxyholder?

A9. Your proxyholder is the person that you appoint to cast your votes for you. Signing the form of proxy appoints Gerry Spencer, the Chair of the Board, or failing him, Peter Allen, the Chief Executive Officer of the Corporation, or failing him, Russell Frederick, the Chief Financial Officer of the Corporation, as your proxyholder to vote your DragonWave shares at the Meeting. You can choose anyone you want to be a proxyholder. A shareholder has the right to appoint a proxyholder (who is not required to be a shareholder) other than any person or company designated in the proxy, to attend and act on such shareholder's behalf at the Meeting, either by inserting such other desired proxyholder's name in the blank space provided on the proxy and

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

deleting the names thereon, or by substituting another proper form of proxy. If you write the name of another person in the form of proxy, please ensure that the person that you have appointed will be attending the Meeting and is aware that he or she will be voting your DragonWave shares. If the proxyholder does not attend the Meeting, those votes will not be counted. Proxyholders should speak to a representative of the Transfer Agent upon arriving at the Meeting.

If you sign the form of proxy but leave the space blank, Gerry Spencer, Peter Allen or Russell Frederick will be authorized to act and vote for you at the Meeting. The form of proxy confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations of matters identified in the Notice of Meeting or any adjournment or postponement of the Meeting or other matters which may properly come before the Meeting or any adjournment or postponement of the Meeting. As of the date of this Circular, management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented to the Meeting.

Q10.  How will my shares be voted if I give my proxy?

A10. On the form of proxy, you can indicate how you want your proxyholder to vote your DragonWave shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking VOTE FOR, WITHHOLD FROM VOTING or VOTE AGAINST, as applicable), then your proxyholder must vote your DragonWave shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your DragonWave shares as he or she sees fit. Unless otherwise specified, the proxyholders designated by management on the form of proxy shall vote your DragonWave shares as follows:

  ☑
  FOR the election as directors of the proposed nominees whose names are set out in this Circular;

  ☑
  FOR the reappointment of Ernst & Young LLP as auditors of the Corporation;

  ☑
  FOR the resolution in the form attached as Appendix A confirming an amendment to By-law No. 1A of the Corporation with respect to quorum requirements;

  ☑
  FOR the resolution in the form attached as Appendix B confirming an amendment to By-law No. 1A of the Corporation allowing for the issue of uncertificated shares;

  ☑
  FOR the resolution in the form attached as Appendix C with respect to the approval of changes to the amendment provisions of the Stock Option Plan;

  ☑
  FOR the resolution in the form attached as Appendix D with respect to the change to the maximum number of common shares issuable under the Stock Option Plan from time to time; and

  ☑
  FOR the resolution in the form attached as Appendix E with respect to approval of the unallocated stock options under the Stock Option Plan.

IN THE ABSENCE OF INSTRUCTIONS, THE DRAGONWAVE SHARES REPRESENTED BY A PROPERLY COMPLETED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF MANAGEMENT'S DIRECTOR NOMINEES, THE REAPPOINTMENT OF AUDITORS, THE CONFIRMATION OF AN AMENDMENT TO BY-LAW NO. 1A WITH RESPECT TO QUORUM REQUIREMENTS, THE CONFIRMATION OF AN AMENDMENT TO BY-LAW NO. 1A ALLOWING FOR THE ISSUE OF UNCERTIFICATED SHARES, THE APPROVAL OF CHANGES TO THE AMENDMENT PROVISIONS OF THE STOCK OPTION PLAN, THE APPROVAL OF THE CHANGE IN THE MAXIMUM NUMBER OF SHARES ISSUABLE UNDER THE STOCK OPTION PLAN, AND THE APPROVAL OF THE UNALLOCATED STOCK OPTIONS UNDER THE STOCK OPTION PLAN, ALL AS INDICATED IN THIS CIRCULAR.

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Q11.  How do I revoke a proxy?

A11. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy under subsection 148(4) of the Canada Business Corporations Act (the "CBCA"), by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or if the shareholder is a corporation, by an authorized officer or attorney of the corporation authorized in writing), either at DragonWave's registered office (located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9) at any time up to and including the close of business on the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting. Upon either of such deposits the proxy will be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such form of proxy.

Q12.  Who can help answer my other questions?

A12. If you have any additional questions about the Meeting, including the procedures for voting your DragonWave shares, or you would like additional copies, without charge, of this Circular, you should contact the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9, 613-599-9991. If your broker holds your DragonWave shares, you may also call your broker for additional information.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The common shares of the Corporation (the "Common Shares") are the only class of shares of the Corporation authorized and, therefore, the only shares eligible to vote at the Meeting.

To the knowledge of the directors and executive officers of the Corporation, as of the Record Date and the date of this Circular, no person or Corporation beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the votes attached to the outstanding Common Shares.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended February 28, 2010, and the accompanying auditors' report will be presented to the Meeting, in accordance with the provisions of the CBCA. Such financial statements and auditors' report were mailed, together with management's discussion and analysis for the year ended February 28, 2010, to shareholders in advance of the Meeting. The audited consolidated financial statements and the auditors' report thereon will not be voted on at the Meeting.

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is seven. Each of the nominees listed below was elected as a director of the Corporation at the Corporation's previous annual meeting of shareholders, except for independent nominee Mr. Thomas Manley, who was appointed to the Board effective December 1, 2009. Mr. Manley chairs the Audit Committee and is a member of the Nominating and Governance Committee. Upon the appointment of Mr. Manley, eight directors comprised the Board. Following the Meeting, if all of the director nominees of management are elected, there will be seven directors on the Board, as one of the current directors, Mr. Carl Eibl, will not stand for re-election at the Meeting. Each nominee has established his eligibility and willingness to serve on DragonWave's Board. Directors are elected to serve until the next annual meeting of shareholders of DragonWave or until their successors are elected or appointed. The names of the proposed nominees for election as directors, together with details of their backgrounds and experience can be found below under "Information about DragonWave's Director Nominees".

UNLESS OTHERWISE INSTRUCTED, THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE FOR THE ELECTION OF EACH OF THE DIRECTORS WHOSE NAMES ARE SET FORTH ON THE FOLLOWING PAGES. IF, FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THE NOMINEES IS UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE SIGNED PROXY, THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

Information about DragonWave's Director Nominees

The articles of the Corporation (the "Articles") provide that the Board shall consist of not less than one (1) and not more than ten (10) directors. Notwithstanding the Articles, the CBCA requires the Corporation to have a minimum of three directors. The number of directors within the range prescribed by the Articles and the CBCA is determined, in accordance with the Corporation's by-laws and organizational resolutions, by a resolution of the Board. Pursuant to the Articles, the Board is permitted to appoint one or more additional directors between shareholder meetings, provided that the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting of shareholders, who will hold office until the next annual meeting of shareholders. As noted above, effective December 1, 2009, Mr. Manley was appointed to the Board.

The following table sets out, among other things, the name of each person proposed to be nominated for election, as well as other pertinent information, including principal occupation or employment, all major positions and offices presently held in the Corporation, the year first elected a director of the Corporation (if applicable), the number of Common Shares and options to purchase Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person, biographical information of each nominee, any Board committee memberships of each nominee, a record for attendance of Board and committee meetings for the fiscal year ended February 28, 2010, and information regarding directorships on other public boards of directors. For additional information see also "Compensation of Directors".

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Gerry Spencer (Chair), Kingswood, Surrey, U.K. Common Shares: Nil Options: Nil Board details: • Director since 2006 • Independent	Gerry Spencer is the Chair of DragonWave's Board. Mr. Spencer retired as senior vice president of British Telecommunications plc ("BT") in late 2000 after a career of nearly 30 years in finance, product management, marketing, sales and business development. During his final six years with BT, he served on the board of BT Global plc, with particular responsibility for international wholesale and marketing. Since retiring, Mr. Spencer has assumed consulting and advisory roles in international wholesale strategy and profitability (both switched minutes and IP streams), local networking, network equipment supply and business customer equipment and applications. Mr. Spencer has also served as a non-executive director on the boards of two United Kingdom, AIM-listed companies, Redstone plc and AT Communications Group plc (the latter as chairman). Currently, Mr. Spencer is a member of the chairman's advisory board at Wesley Clover Corporation. Mr. Spencer is a graduate of Cambridge University in the United Kingdom. Mr. Spencer is currently the chair of the Nominating and Governance Committee and a member the Compensation Committee and was, until December 1, 2009, a member of the Audit Committee.

Board/Committee Membership	Attendance		Attendance (Total)		Total Compensation

Board	12/13		20/21	95%	Year Ended	Amount
Audit Committee	4/4	(1)			February 28, 2010	$70,452(2)
Compensation Committee	2/2
Nominating and Governance Committee (Chair)	2/2

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

AT Communications Group plc	July, 2005 - April, 2009	Chairman of the Board, Audit Committee, Remuneration Committee	Nil
Redstone plc	November, 2005 - June, 2008

(1)
Mr. Spencer stepped down from the Audit Committee upon the appointment of Mr. Manley to such committee, which was effective on December 1, 2009. During the fiscal year ended February 28, 2010, Mr. Spencer attended all of the Audit Committee meetings during his term as a member of the Audit Committee.
(2)
Foreign currency is translated at the average rate for the 2010 fiscal year: USD to CAD is 1.1124 (0.8990); EURO to CAD is 1.5623 (0.6401); GBP to CAD is 1.7613 (0.5678).

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Peter Allen, Ontario, Canada President and CEO, DragonWave Common Shares: 441,107 Options: 217,009 Board details: • Director since 2004 • Not Independent (President and CEO of DragonWave)	Prior to joining DragonWave in 2004, Peter Allen was president of Innovance Inc., a private reconfigurable optical networking company. Prior to 2000, Mr. Allen was the vice-president of business development for the optical networks division of Nortel Networks Inc. ("Nortel"), holding leadership responsibility for Nortel's optical components business as well as business development responsibility for system activities. At Nortel, Mr. Allen led a 5,000 employee global operation spanning R&D, manufacturing and sales and marketing. Mr. Allen has also held managerial positions at Ford Motor Corporation and Rothmans International plc, and has lived and worked in North America, Europe and Africa.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation(1)

Board	13/13	13/13	100%	Year Ended	Amount
				February 28, 2010	$725,818

Public Board Membership During Last Five Years	Public Board Committee Memberships	Public Board Interlocks

Nil

(1)
Includes executive compensation. Mr. Allen is not separately compensated for acting as a director. See "Summary Compensation Table" for further details with respect to Mr. Allen's compensation.

Jean-Paul Cossart, Versailles, France Common Shares: Nil Options: 20,949 Board details: • Director since 2009 • Independent	Jean-Paul Cossart is an Associate Director of Infoteria of France, a company that provides technological coaching. He has held this position since 2004. From 2002 to 2004, Mr. Cossart was vice president strategy and marketing of Cofratel, a company that provides PBX and LAN integration for the enterprise market and was a subsidiary of France Telecom. Mr. Cossart also held several positions at Alcatel-CIT. Mr. Cossart's experience has spanned carrier, corporate and consumer markets; telephony, data/internet and broadcast services; and international development, global sales and marketing. He is also a member of the executive committee of the French chapter of the Institute of Directors, United Kingdom. Mr. Cossart was appointed as an executive advisor to DragonWave in 2007 and was granted options to purchase 10,000 Common Shares as his only compensation for acting in that capacity. Mr. Cossart is also on the board of directors of Mitel Networks Corporation. Mr. Cossart holds an electronic engineering degree from Ecole Supérieure d'Electricité in Paris. Mr. Cossart is currently a member of the Audit Committee and Compensation Committee.

Board/Committee Membership	Attendance(1)	Attendance (Total)		Total Compensation

Board	10/10	15/15	100%	Year Ended	Amount
Audit Committee	4/4			February 28, 2010	$84,077(2)
Compensation Committee	1/1

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Mitel Networks Corporation	October 23, 2007 - Present	Audit Committee, Nominating and Corporate Governance Committee	Terence Matthews sits on the board of Mitel Networks Corporation

(1)
Mr. Cossart was elected to the Board and was appointed to the Audit Committee and the Compensation Committee effective June 9, 2009. During the fiscal year ended February 28, 2010, Mr. Cossart has attended all of the Board and all of the Audit Committee and Compensation Committee meetings.
(2)
Foreign currency is translated at the average rate for the 2010 fiscal year: USD to CAD is 1.1124 (0.8990); EURO to CAD is 1.5623 (0.6401); GBP to CAD is 1.7613 (0.5678).

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Russell Frederick, Ontario, Canada Common Shares: 65,370 Options: 109,962 Board details: • Director since 2007 • Not Independent (Chief Financial Officer of DragonWave)	Prior to joining DragonWave in 2004, Russell Frederick was the chief operating officer and chief financial officer of Wavesat Wireless Inc. ("Wavesat") (2000 to 2003). Prior to Wavesat, Mr. Frederick was the chief financial officer of PRIOR Data Sciences Ltd. (1994 to 2000) where he played a key role in the management buy-out and subsequent sale of the company. Prior thereto, Mr. Frederick was employed with Digital Equipment of Canada Ltd. in various financial roles. Mr. Frederick holds a master of business administration degree in finance, as well as a bachelor of science degree from McMaster University in Hamilton, Ontario, Canada.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation(1)

Board	13/13	13/13	100%	Year Ended	Amount
				February 28, 2010	$509,524

Public Board Membership During Last Five Years	Public Board Committee Memberships	Public Board Interlocks

Nil

(1)
Includes executive compensation. Mr. Frederick is not separately compensated for acting as a director. See "Summary Compensation Table" for further details with respect to Mr. Frederick's compensation.

Claude Haw, Ontario, Canada Common Shares: Nil(1) Options: 40,917 Board details: • Director since 2003 • Independent	Claude Haw is president, chief executive officer and a board member of the Ottawa Centre for Research and Innovation, Ottawa's lead economic development organization. He is also the founder and managing partner of Venture Coaches Services Ltd. ("Venture Coaches"), an Ottawa-based venture capital firm providing venture capital for technology companies. From 2003 to early 2007, Mr. Haw was also a general partner at Skypoint Capital Corporation, an Ottawa-based venture capital firm. Prior to Venture Coaches, Mr. Haw held a number of executive positions at Newbridge Networks Corporation, including vice-president of corporate business development. In this role, he managed strategic investment programs in more than 20 companies. Mr. Haw has also held senior management positions at Mitel Corporation and Leigh Instruments Ltd. Mr. Haw holds a bachelor of electrical engineering degree from Lakehead University in Ontario, Canada and has completed the Canadian Securities Course. Mr. Haw is currently the chair of the Compensation Committee and a member of the Audit Committee and Nominating and Governance Committee.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board	12/13	21/22	95%	Year Ended	Amount
Audit Committee	5/5			February 28, 2010	$64,437(2)
Compensation Committee (Chair)	2/2
Nominating and Governance Committee	2/2

Public Board Membership During Last Five Years	Public Board Committee Memberships	Public Board Interlocks

Nil

(1)
Venture Coaches Fund L.P., of which Mr. Haw is Managing Partner, owns 141,316 Common Shares. Claude Haw and his associates beneficially own less than 5% of the limited partnership units of Venture Coaches Fund L.P. Mr. Haw does not exert control or direction over the Common Shares held by Venture Coaches Fund L.P.
(2)
Foreign currency is translated at the average rate for the 2010 fiscal year: USD to CAD is 1.1124 (0.8990); EURO to CAD is 1.5623 (0.6401); GBP to CAD is 1.7613 (0.5678).

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Thomas Manley, Ottawa, Canada Common Shares: Nil Options: 3,570 Board details: • Director since December 1, 2009 (by appointment) • Independent	Thomas Manley joined the Board of DragonWave in December 2009 and serves as chair of the Audit Committee. Mr. Manley is a software and telecommunications senior executive with more than 25 years of global experience in a variety of leadership roles. A private investor, he served as the chief financial officer of Avaya Inc., a leading global provider of business communications applications, systems and services, from July 2008 to May 2009. Prior to this position and beginning in 2001, Mr. Manley was the chief financial officer and senior vice president, administration of Cognos Inc. (an IBM company), a leader in business intelligence and performance management solutions. Before joining Cognos, Mr. Manley spent 18 years with Nortel Networks, most recently as chief financial officer for the High Performance Optical Component Solutions Group. Mr. Manley graduated with distinction from Carleton University in Ottawa, Canada where he received his bachelor of science in engineering. He received his master of business administration from Queen's University in Ottawa, Canada. Mr. Manley is currently chair of the Audit Committee and a member of the Nominating and Governance Committee.

Board/Committee Membership	Attendance(1)	Attendance (Total)		Total Compensation

Board	1/2	2/3	67%	Year Ended	Amount
Audit Committee (Chair)	1/1			February 28, 2010	$33,615(2)(3)

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Deltek, Inc.	August 2008 - Present	Audit Committee (Chairman)	Nil

(1)
Mr. Manley was appointed to the Board effective December 1, 2009. Of the two Board meetings held since his appointment, he was in attendance for one. Mr. Manley has attended all Audit Committee meetings held since his appointment. There were no Nominating and Governance Committee meetings held during the period commencing on December 1, 2009 and ending on February 28, 2010.
(2)
Mr. Manley receives annual compensation of US$30,000 in recognition of his services as Chair of the Audit Committee and member of the Board of Directors. Mr. Manley was appointed to the Board effective December 1, 2009.
(3)
Foreign currency is translated at the average rate for the 2010 fiscal year: USD to CAD is 1.1124 (0.8990); EURO to CAD is 1.5623 (0.6401); GBP to CAD is 1.7613 (0.5678).

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Terence Matthews, Ontario, Canada Common Shares: 883,193 Options: Nil Board details: • Director since 2000 • Independent	Terence Matthews is the non-executive chairman of a number of technology companies including Mitel Networks Corporation, March Networks Corporation, Newport Networks Ltd., Solace Systems, Inc. and CounterPath Corporation. In 1972, Mr. Matthews co-founded his first technology company, Mitel Corporation. He served as chief executive officer and chairman of Newbridge Networks Corporation, a company he founded in 1986. Mr. Matthews holds an honours degree in electronics from the University of Wales, and is a Fellow of the Institute of Electrical Engineers and of the Royal Academy of Engineering. Mr. Matthews is also the founder of Wesley Clover Corporation, an early stage technology venture capital firm with offices in Canada, the United States and the United Kingdom. Mr. Matthews has formed over 80 companies and has earned recognition worldwide for his experience in driving technology companies to success.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board	10/13	10/13	77%	Year Ended	Amount
				February 28, 2010	Nil

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

March Networks Corporation	April, 1998 - Present	Chairman of the Board	Nil
Bridgewater Systems Corporation	April, 1997 - Present	Chairman of the Board	Nil
CounterPath Corporation	August, 2007 - Present	Chairman of the Board	Nil
Mitel Networks Corporation (became a reporting issuer in April, 2010)	January, 2001 - Present	Chairman of the Board	Jean-Paul Cossart sits on the board of directors of Mitel Networks Corporation.
TrueContext Mobile Solutions Corporation (became a reporting issuer in August, 2009)	August, 2009 - Present	Chairman of the Board	Nil

Cease Trade Orders and Bankruptcies

Peter Allen, a director and chief executive officer of the Corporation, was a director and president of Innovance Inc. ("Innovance"), a private, venture capital funded company that developed photonics networking solutions. On December 23, 2003, Innovance filed a Notice of Intent to make a proposal pursuant to Part III of the Bankruptcy and Insolvency Act (Canada) (the "BIA"). Pricewaterhouse Coopers LLP consented to act as proposal trustee. On July 12, 2004, a majority of the creditors of Innovance voted to accept the proposal, and the proposal received court approval on September 16, 2004. The proposal trustee reported in the applicable court materials that there was no conduct of Innovance that was subject to censure, and no irregular facts to report in accordance with Section 173 of the BIA.

Terence Matthews, a director of the Corporation, routinely invests in and acts as a director on the boards of businesses that are at an early stage of development and that, as a result, involve substantial risks. Mr. Matthews was a director of Ironbridge Networks Corporation, which went into receivership in January 2001.

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Gerry Spencer, the Chair of Board, was the non-executive Chairman of an AIM-listed company, AT Communications Group plc ("ATC"), beginning in mid 2005. On April 15, 2009, Mr. Spencer announced his intention to step down from the board of ATC, with his resignation to be made effective at ATC's annual general meeting, which was held on May 28, 2009. In fact, he stepped down at a meeting of the board of directors on April 27, 2009, which was announced by ATC on April 30, 2009. On June 1, 2009, ATC announced a significant delay of revenue from a major customer. On June 24, 2009, ATC announced that it had received notice of a possible claim under the warranties in a sale and purchase agreement relating to the disposal of a wholly-owned subsidiary of ATC in March, 2009. In connection with the delay of revenue and the possible claim, ATC announced that it had requested, and received, a suspension, with immediate effect, of the trading of its shares on AIM, pending clarification of ATC's financial position. On August 3, 2009, ATC announced the appointment of Grant Thornton UK LLP as administrators of ATC. On August 4, 2009, Daisy Group plc, an AIM-listed company, announced that its wholly-owned subsidiary had entered into agreements to acquire all of the trading assets of ATC. On August 23, 2009, The Sunday Times (U.K. edition) reported that the London Stock Exchange has launched an investigation into ATC following disclosures of accounting discrepancies.

None of the directors or officers of the Corporation have been subject to a corporate cease trade or similar order.

Director Independence

The following table summarizes the independence status under National Instrument 52-110 — Audit Committees and National Policy 58-201 — Corporate Governance Guidelines, and NASDAQ rules (including for members of the Audit Committee, the independence requirements under Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended), as determined by the Board, of the nominees for the Corporation's Board and provides further details regarding those directors who are deemed "not independent".

Name of Director	Independent	Not Independent	Reasons Not Independent

Gerry Spencer (Chair)	X

Peter Allen		X	President and Chief Executive Officer of the Corporation

Jean-Paul Cossart	X

Russell Frederick		X	Chief Financial Officer of the Corporation

Claude Haw	X

Thomas Manley	X

Terence Matthews	X

Other Information Regarding Director Nominees

See the sections titled "Compensation of Directors" and "Statement of Corporate Governance Practices" below for further information regarding the Board.

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

 REAPPOINTMENT OF INDEPENDENT AUDITORS

On the recommendation of the Audit Committee, management proposes to present a resolution to appoint Ernst & Young LLP, Chartered Accountants, Ottawa, Ontario, as auditors of the Corporation for the fiscal year ending February 28, 2011, to hold office until the close of the next annual meeting of shareholders. Ernst & Young LLP were first appointed as auditors of the Corporation in 2000.

Directors' Recommendation

The Board of Directors recommends a vote FOR the appointment of Ernst & Young LLP as DragonWave's auditors for the ensuing year.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS OF THE CORPORATION. IN ORDER TO BE EFFECTIVE, THE RESOLUTION APPOINTING THE AUDITORS MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

 CONFIRMATION OF AN AMENDMENT TO BY-LAW NO. 1A WITH RESPECT TO QUORUM REQUIREMENTS

On September 23, 2009, in connection with the original listing of the Common Shares on the NASDAQ Global Market (the "NASDAQ") and the related public offering of Common Shares (the "Offering") which closed on October 20, 2009, as permitted by the CBCA, the Board approved a by-law amendment to increase the quorum requirement for meetings of shareholders to two persons present in person or by proxy who together hold or represent 25% or more of the Common Shares. The foregoing is consistent with the laws, customs, and practices in Canada. For the full text of the by-law amendment refer to Appendix A. Pursuant to the terms of the resolution of the Board, and in accordance with the CBCA, the by-law amendment was effective on October 20, 2009, and will continue in effect after the Meeting provided that it is confirmed by an ordinary resolution of DragonWave's shareholders at the Meeting. If the by-law amendment is not approved by a resolution of the shareholders at the Meeting, the amendment will cease to be effective and the quorum requirement will be reduced to two persons present in person or by proxy who together hold or represent not less than 5% of the Common Shares.

Form of Resolution and Vote Required

A copy of the full text of the resolution to confirm the amendment to By-law No. 1A of the Corporation with respect to quorum requirements is annexed to the Circular as Appendix A. In order to be effective, the resolution requires the approval of a majority of the votes cast by the shareholders of the Corporation present or represented by proxy at the Meeting.

Directors' Recommendation

The Board of Directors recommends a vote FOR the resolution confirming the amendment to By-law No. 1A of the Corporation to increase the quorum requirement for meetings of shareholders in the form annexed as Appendix A.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE RESOLUTION CONFIRMING THE AMENDMENT TO BY-LAW NO. 1A OF THE CORPORATION WITH RESPECT TO QUORUM REQUIREMENTS IN THE FORM ANNEXED AS APPENDIX A. IN ORDER TO BE EFFECTIVE, THE RESOLUTION CONFIRMING THE AMENDMENT TO BY-LAW NO. 1A OF THE CORPORATION TO INCREASE QUORUM REQUIREMENTS FOR MEETINGS OF SHAREHOLDERS MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

 CONFIRMATION OF AN AMENDMENT TO BY-LAW NO. 1A ALLOWING FOR THE ISSUE OF UNCERTIFICATED SHARES

On September 23, 2009, in connection with the original listing of the Common Shares on the NASDAQ and the Offering, as permitted by the CBCA, the Board approved a by-law amendment to allow uncertificated shares to be issued by the Corporation to facilitate the Offering in the U.S. For the full text of the by-law amendment refer to Appendix B. Pursuant to the terms of the resolution of the Board, and in accordance with the CBCA, the by-law amendment was effective on October 20, 2009, and will continue in effect after the Meeting provided that it is confirmed by an ordinary resolution of DragonWave's shareholders at the Meeting. If the by-law amendment is not approved by a resolution of the shareholders at the Meeting, the amendment will cease to be effective and the Corporation will not be permitted to issue uncertificated shares on a going forward basis.

Form of Resolution and Vote Required

A copy of the full text of the resolution to confirm the amendment to By-law No. 1A allowing for the issue of uncertificated shares is annexed to the Circular as Appendix B. In order to be effective, the resolution requires the approval of a majority of the votes cast by the shareholders of the Corporation present or represented by proxy at the Meeting.

Directors' Recommendation

The Board of Directors recommends a vote FOR the resolution confirming the amendment to By-law No. 1A of the Corporation allowing for the issue of uncertificated shares in the form annexed as Appendix B.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE RESOLUTION CONFIRMING THE AMENDMENT TO BY-LAW NO. 1A OF THE CORPORATION ALLOWING FOR THE ISSUE OF UNCERTIFICATED SHARES IN THE FORM ANNEXED AS APPENDIX B. IN ORDER TO BE EFFECTIVE, THE RESOLUTION CONFIRMING THE AMENDMENT TO BY-LAW NO. 1A ALLOWING FOR THE ISSUE OF UNCERTIFICATED SHARES MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

 APPROVAL OF CHANGES TO THE AMENDMENT PROVISIONS
OF THE STOCK OPTION PLAN

The Stock Option Plan was established to attract, retain and provide an incentive to the employees, directors, officers and consultants of the Corporation or its Related Entities (as such term is defined in the Stock Option Plan) and to advance the Corporation's interests by providing these persons with the opportunity, through stock options, to acquire an ownership interest in the Corporation. On May 6, 2010, the Board approved certain amendments (the "Board Approved Amendments") to the Stock Option Plan, which, pursuant to the terms of the Stock Option Plan, and the rules of the Toronto Stock Exchange (the "TSX"), did not require shareholder approval. The Board Approved Amendments are discussed below under "Plan Amendments".

In addition to the Board Approved Amendments, effective May 6, 2010, the amendment provisions of the Stock Option Plan were amended by the Board to provide that the following amendments shall require shareholder approval: (i) amendments to the limitations on grants of options to Non-Executive Directors (as defined below and as described under "Plan Amendments"); (ii) amendments: (A) reducing the exercise price or purchase price of an option (which for such purpose shall include a cancellation of outstanding options and contemporaneous re-grant of options having a lower exercise price or purchase price) for any holder of options, not just insiders, or (B) extending the term of an option for any holder of options, not just insiders; (iii) amendments to permit options to be transferable or assignable other than for estate settlement purposes; and (iv) amendments to the amendment section of the Stock Option Plan, ((i) to (iv) above being hereinafter referred to as the "Changes to the Amendment Provisions"). Pursuant to the rules of the TSX, in order to be effective, the Changes to the Amendment Provisions require the approval of the shareholders of the

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Corporation. If the Changes to the Amendment Provisions are not approved by a resolution of the shareholders at the Meeting, the Changes to the Amendment Provisions will not be incorporated into the Stock Option Plan.

Description of the Stock Option Plan

The Stock Option Plan is administered by the Compensation Committee, or if a Compensation Committee is not appointed, by the Board (in either case, the "Plan Administrator"). All options granted under the Stock Option Plan must be approved by the Board, unless authority to grant options is specifically delegated to the Compensation Committee by the Board. In granting options, the Compensation Committee or the Board, as applicable, may determine the terms relating to each option, including the number of shares subject to each option, the exercise price in accordance with the terms of the Stock Option Plan, the expiration date of each option, and the extent to which each option is exercisable during the term of the option. The Stock Option Plan does not contemplate the inclusion of performance-based criteria as a condition of exercise of options.

In addition to the Board Approved Amendments and the Changes to the Amendment Provisions, on May 6, 2010, the Board, subject to shareholder approval, approved a change in the maximum number of Common Shares that can be issued under the Stock Option Plan, such that the maximum number of Common Shares issuable after the date such change is approved by the shareholders (referred to in the Stock Option Plan and this Circular as the "Shareholder Approval Date") under the Stock Option Plan shall be equal to 10% of the Common Shares issued and outstanding from time to time (the "Pool Calculation Amendment"). See "Approval of the Pool Calculation Amendment" below.

A copy of the Stock Option Plan, which incorporates the Board Approved Amendments, the Changes to the Amendment Provisions and the Pool Calculation Amendment (collectively the "Plan Amendments"), is attached as Appendix F hereto. The following summary of the Stock Option Plan and the Plan Amendments reflects the Board Approved Amendments, the Changes to the Amendment Provisions and the Pool Calculation Amendment and is qualified in its entirety by the provisions of the Stock Option Plan.

For each financial year of the Corporation, the maximum number of Common Shares issuable pursuant to options granted to a director by virtue of his or her service as a director in that financial year, is that number of Common Shares equal to 0.05% of the outstanding Common Shares as at the last day of such financial year. The Stock Option Plan also provides that no grants may be made to any insiders under the Stock Option Plan if such grant would result in: (a) the number of Common Shares issued to insiders pursuant to the Stock Option Plan, together with all of the Corporation's other share compensation arrangements, within any one year period, exceeding 10% of the outstanding Common Shares, or (b) the number of Common Shares issuable to insiders at any time pursuant to the Stock Option Plan and all of the Corporation's other share compensation arrangements exceeding 10% of the outstanding Common Shares. In addition, pursuant to the Board Approved Amendments, there are limits on grants to Non-Executive Directors as described below under "Plan Amendments".

Options granted pursuant to the Stock Option Plan are priced at the volume weighted average trading price of the Common Shares on the TSX or the NASDAQ (depending on which exchange has the greater volume and value with respect to the Common Shares being traded thereon), for the five trading days immediately preceding the date of grant. Subject to applicable securities laws, the rules of the TSX, the NASDAQ or any stock exchange or market on which the Common Shares are then listed or admitted to trading, and any other requirements of the Plan Administrator, the exercise price of options may be satisfied by the actual delivery or deemed delivery or assignment to the Corporation of Common Shares having a fair market value (as determined by the Plan Administrator) equal to the purchase price. In practice, "cashless" exercises are funded by the actual sale of Common Shares by the participant.

Under the Stock Option Plan, unless otherwise determined by the Board, options vest as to 25% on the first anniversary of the date of grant and thereafter, as to 1/36th of the remaining 75% of the optioned shares on the last day of each month, such that the option is fully vested on that date which is four years from the date of the grant.

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Pursuant to the Board Approved Amendments, no option granted under the Stock Option Plan shall extend for a period longer than seven years from the date of grant, provided that options granted prior to June 15, 2010 shall expire, subject to accelerated terms as provided for in the Stock Option Plan, in accordance with the terms of the option. The Stock Option Plan contains provisions governing the termination of options in the event of a termination of employment or service of a director, officer, consultant or employee. In such circumstances, unvested options terminate immediately. Vested options expire 120 days after the death of the participant or 30 days after the termination of the participant's service "without cause" or by reason of voluntary resignation (or earlier if the option was otherwise due to expire). In the case of termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Corporation or consulting arrangement with the Corporation, vested options terminate immediately.

If an option expires (other than an expiry by reason of the termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Corporation or consulting arrangement with the Corporation) during or within ten days after a period during which a participant is prohibited from exercising options pursuant to the Corporation's insider trading policy, as in effect from time to time (a "Black Out Period"), the participant may elect for the term of such option to be extended to the date which is ten business days after the last day of the Black Out Period; provided that the expiration date as extended will not in any event be beyond the later of: (i) December 31 of the calendar year in which the option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire.

In the event of a "Corporate Event" (as defined below), the Board in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants, provide for: (a) the continuation or assumption of outstanding options by or to the successor to all or substantially all of the assets or capital shares of the Corporation, or any other successor of the business of the Corporation as determined by the Board (the "Acquirer"); (b) the substitution of options for options and/or shares of restricted stock and/or other securities of the Acquirer; (c) the substitution of options with a cash incentive program of the Acquirer; (d) the acceleration of the vesting of options and, in the case of outstanding options the right to exercise such options, to a date prior to or on the date of the Corporate Event, and the expiration of outstanding options to the extent not timely exercised by the date of the Corporate Event or such other date as may be designated by the Board; (e) the cancellation of all or any portion of the outstanding options by a cash payment and/or other consideration receivable by the holders of Common Shares as a result of the Corporate Event equal to the excess, if any, of the fair market value (as determined by the Board), on the date of the Corporate Event, over the exercise price of the Common Shares subject to the outstanding options or portion thereof being cancelled; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances. A "Corporate Event" is defined as: (i) a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with one or more of its Related Entities); (ii) a tender offer for all or substantially all of the outstanding Common Shares; (iii) the sale of all or substantially all of the assets of the Corporation; or (iv) any other acquisition of the business of the Corporation as determined by the Board.

The Stock Option Plan contains additional restrictions that are only applicable to options which are characterized as "incentive stock options" for the purposes of the United States Internal Revenue Code of 1986 (the "Code"). In the case of incentive stock option grants to holders of 10% or more of the Common Shares, the exercise price of such incentive stock options must be not less than 110% of the fair market value of the Common Shares (provided that such fair market value shall not be less than the 5-day volume weighted trading price on the date of grant).

Except in the case of death of an optionee or in accordance with the applicable law, options are not assignable without the consent of the Corporation, provided that on May 6, 2010, the Board approved an amendment to the Stock Option Plan to, with the prior written consent of the Plan Administrator and subject to such conditions

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

as the Plan Administrator may designate, allow options, other than incentive stock options, to be transferred or assigned to a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or tax-free savings account (TFSA). See "Plan Amendments" below.

Amendments to the Stock Option Plan generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the Stock Option Plan may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Stock Option Plan, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan; (b) suspension or termination of the Stock Option Plan; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX or NASDAQ) or accounting or auditing requirements; (d) amendments respecting administration of the Stock Option Plan; (e) any amendment to the definition of "Consultant", "Officer", "Director" or "Employee" therein or otherwise relating to the eligibility of any service provider of the Corporation or a related entity to receive an award under the Stock Option Plan; (f) changes to the vesting provisions for any outstanding option, except with respect to awards held by any insider; (g) amendments to the termination provisions of the Stock Option Plan or any outstanding option, provided no such amendment may result in an extension of any outstanding option held by an insider beyond its original expiry date; (h) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; (i) amendments to permit options granted under the Stock Option Plan to be transferable or assignable for estate settlement purposes; (j) amendments necessary to qualify any or all incentive stock options for such favourable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code; and (k) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval will be required for the following types of amendments of the Stock Option Plan: (i) amendments to the number of Common Shares issuable under the Stock Option Plan, including an increase to a maximum percentage of Common Shares or a change from a maximum percentage of Common Shares to a fixed maximum number of Common Shares; (ii) amendments to the limitations on grants of Options to Non-Executive Directors, as referred to below under "Plan Amendments"; (iii) amendments: (A) reducing the exercise price or purchase price of an option (which for such purpose shall include a cancellation of outstanding options and contemporaneous re-grant of options having a lower exercise price or purchase price), or (B) extending the term of an option; (iv) amendments to permit options to be transferable or assignable other than for estate settlement purposes; (v) amendments to the amendment section of the Stock Option Plan; and (vi) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX). In the event of any conflict between subsections (a) to (k) in the preceding paragraph and subsections (i) to (vi) in this paragraph, sub-sections (i) to (vi) shall prevail to the extent of the conflict. Further, except in certain limited circumstances, in no event may the Board alter or impair any rights or increase any obligations with respect to any option previously granted without the consent of the optionee.

Plan Amendments

As discussed above, on May 6, 2010, the Board adopted the following amendments to the Stock Option Plan:

  •
  to make the Pool Calculation Amendment;

  •
  to remove references in the Stock Option Plan to Restricted Stock and the Stock Issuance Plan (as such terms are defined in the Stock Option Plan);

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

  •
  to provide that grants of options to "Non-Executive Directors" (defined as any director of the Corporation or a related entity who is not also an employee of the Corporation or an employee of a related entity) in their capacity as such shall be limited, for each Non-Executive Director, to a grant in each fiscal year of the Corporation of options with an award value, together with any other equity award (as defined in the Stock Option Plan) in that fiscal year, not exceeding $100,000, calculated using the Black-Scholes methodology or, in the discretion of the Plan Administrator, such other methodology as may be prescribed under generally accepted accounting principles, at the date of grant;

  •
  to provide that the maximum term of any option is seven years commencing on the date of grant, provided that options granted prior to June 15, 2010 shall expire, subject to accelerated terms as provided for in the Stock Option Plan, in accordance with the terms of the option;

  •
  to expand the Corporation's ability to satisfy its tax withholding and remittance obligations on the exercise of options;

  •
  to change the amendment provisions of the Stock Option Plan (referred to herein as the Changes to the Amendment Provisions) to provide that the following amendments shall require shareholder approval: (i) amendments to the limitations on grants of options to Non-Executive Directors described in the third bullet above; (ii) amendments: (A) reducing the exercise price or purchase price of an option (which for such purpose shall include a cancellation of outstanding options and contemporaneous re-grant of options having a lower exercise price or purchase price) for any holder of options, not just insiders, or (B) extending the term of an option for any holder of options, not just insiders; (iii) amendments to permit options to be transferable or assignable other than for estate settlement purposes; and (iv) amendments to the amendment section of the Stock Option Plan;

  •
  to provide that with the consent of the Plan Administrator and subject to such conditions as the Plan Administrator may designate, options, other than incentive stock options, may be transferred or assigned to RRSPs, RRIFs or TFSAs; and

  •
  amendments of a cosmetic nature to the Stock Option Plan.

Except for the Pool Calculation Amendment and the Changes to the Amendment Provisions, security holder approval is not required for any of the recent amendments to the terms of the Stock Option Plan.

Form of Resolution and Vote Required

A copy of the full text of the resolution to approve the Changes to the Amendment Provisions is annexed to the Circular as Appendix C. In order to be effective, the resolution requires the approval of a majority of the votes cast by the shareholders of the Corporation present or represented by proxy at the Meeting.

Directors' Recommendation

The Board has determined that the Changes to the Amendment Provisions are in the best interests of the Corporation and its shareholders and, therefore, recommends that the shareholders vote FOR the resolution annexed as Appendix C approving the Changes to the Amendment Provisions.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE RESOLUTION APPROVING THE CHANGES TO THE AMENDMENT PROVISIONS OF THE STOCK OPTION PLAN IN THE FORM ANNEXED AS APPENDIX C. IN ORDER TO BE EFFECTIVE, THE RESOLUTION MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

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 APPROVAL OF THE POOL CALCULATION AMENDMENT

In accordance with the rules of the TSX and the provisions of the Stock Option Plan, the Pool Calculation Amendment approved by the Board on May 6, 2010 requires shareholder approval. Before giving effect to the Pool Calculation Amendment, the maximum number of Common Shares issuable pursuant to the Stock Option Plan included Common Shares issued as "restricted stock" before the Corporation's initial public offering and was equal to 15% of the issued and outstanding Common Shares from time to time. The Pool Calculation Amendment provides that the maximum number of Common Shares issuable under the Stock Option Plan after the Shareholder Approval Date will be 10% of the Common Shares issued and outstanding from time to time, and removes "restricted stock" from the Stock Option Plan. Before giving effect to the Pool Calculation Amendment, as of the date of this Circular, 1,250,834 Common Shares (representing approximately 3.4% of the Common Shares) were available for grants of new options under the Stock Option Plan. If the Pool Calculation Amendment is approved, as of the date of this Circular, 1,965,669 Common Shares (representing approximately 5.3% of the issued and outstanding Common Shares) will be available for grants of new options under the Stock Option Plan.

The Board, subject to shareholder approval, approved the Pool Calculation Amendment in connection with, among other things, the removal of provisions governing "restricted stock" from the Stock Option Plan. Restricted stock was issued by the Corporation prior to its initial public offering on the exchange of certain options previously granted under the Stock Option Plan. Commencing at the time of its initial public offering, the Corporation could not make any new awards of restricted stock under the Stock Option Plan. The restricted stock was subject to repurchase rights in favour of the Corporation that lapsed over time. As of the date of this Circular, all of the restricted stock has vested and no restricted stock remains subject to the Stock Option Plan and, pursuant to the Board Approved Amendments, all references to restricted stock have been removed from the Stock Option Plan.

The following table describes the effect of the Pool Calculation Amendment on the number of Common Shares issuable under the Stock Option Plan:

As of the date of this Circular	Before Pool Calculation Amendment	After Pool Calculation Amendment

Issued and outstanding common shares	36,947,211	36,947,211

% of issued and outstanding Common Shares reserved for issuance pursuant to Stock Option Plan	15%	10%

Maximum number of Common Shares issuable pursuant to Stock Option Plan	5,542,081	3,694,721

Less: Options exercised	(754,984)	n/a

Less: Restricted stock issued	(1,807,212)	n/a

Less: Common Shares reserved for issue pursuant to options outstanding	(1,729,052)	(1,729,052)

Common Shares available for exercise of options granted in the future	1,250,834	1,965,669

If the Pool Calculation Amendment is approved, the maximum number of Common Shares issuable under the Stock Option Plan after the Shareholder Approval Date will be equal to 10% of the issued and outstanding Common Shares from time to time, representing, as of the date of this Circular, 3,694,721 Common Shares. As noted in the table above, if the Pool Calculation Amendment is approved, Common Shares issued as restricted stock and the Common Shares issued pursuant to options exercised prior to the Shareholder Approval Date will not be deducted from the pool of Common Shares available for issuance under the Stock Option Plan. As of the

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date of this Circular, options to purchase 1,729,052 Common Shares (representing approximately 4.7% of the issued and outstanding Common Shares at the date of this Circular) are outstanding, and accordingly if the Pool Calculation Amendment is approved, options to purchase an additional 1,965,669 Common Shares (representing approximately 5.3% of the issued and outstanding Common Shares at the date of this Circular) will be available for future grants under the Stock Option Plan. Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly.

If the Pool Calculation Amendment is not approved by a resolution of shareholders at the Meeting, the maximum number of Common Shares issuable under the Stock Option Plan, including Common Shares issued as restricted stock and all Common Shares previously issued on the exercise of options, will be 15% of the Common Shares outstanding from time to time, as set forth in the table above.

Regardless of whether the Pool Calculation Amendment is approved, Common Shares which by reason of the expiration, cancellation or termination of an unexercised option are no longer subject to purchase are returned to the pool of Common Shares issuable under the Stock Option Plan and will be available for future grants under the Stock Option Plan.

Additional information regarding the terms and conditions of the Stock Option Plan can be found in this Circular under "Approval of Changes to the Amendment Provisions of the Stock Option Plan — Description of the Stock Option Plan".

Form of Resolution and Vote Required

A copy of the full text of the resolution to approve the Pool Calculation Amendment is annexed to the Circular as Appendix D. In order to be effective, the resolution requires the approval of a majority of the votes cast by the shareholders of the Corporation present or represented by proxy at the Meeting.

Directors' Recommendation

The Board has determined that the Pool Calculation Amendment is in the best interests of the Corporation and its shareholders and, therefore, recommends that the shareholders vote FOR the resolution approving the Pool Calculation Amendment.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE RESOLUTION APPROVING THE POOL CALCULATION AMENDMENT ANNEXED AS APPENDIX D. IN ORDER TO BE EFFECTIVE, THE RESOLUTION MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

 APPROVAL OF THE UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN

The Board wishes to renew the Stock Option Plan which was last approved by shareholders of the Corporation prior to the Corporation's initial public offering completed on April 19, 2007. The rules of the TSX provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable be approved by the listed issuer's security holders every three years after its institution. These rules apply to Stock Option Plan, which provides that the maximum number of Common Shares available for issuance thereunder is, assuming the approval of the Pool Calculation Amendment, equal to 10% of the number of Common Shares issued and outstanding from time to time (as described in section 1.4 of the Stock Option Plan).

Unallocated options were approved by the shareholders effective April 19, 2007. As the three-year term prescribed by the TSX expired on April 19, 2010, an ordinary resolution (the "Stock Option Plan Resolution") will be placed before the shareholders of the Corporation to approve the unallocated options. The approval with respect to the unallocated options will be effective until June 15, 2013, being three years from the date of the

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Meeting. If approval is not obtained at the Meeting, options which have not been allocated as of June 15, 2010 and options which are outstanding as of June 15, 2010 and are subsequently cancelled, terminated or exercised will not be available for a new grant of options. Previously allocated options will continue to be unaffected by the approval or disapproval of the resolution.

If shareholders approve the Pool Calculation Amendment discussed above under "Approval of the Pool Calculation Amendment", the Stock Option Plan Resolution will apply with respect to the approval of unallocated options based on the maximum number of shares issuable under the Stock Option Plan after the Shareholder Approval Date being equal to 10% of the number of Common Shares issued and outstanding from time to time. As of the date of this Circular, 10% of the outstanding Common Shares is equal to 3,694,721 Common Shares, and options to purchase 1,729,052 Common Shares (representing approximately 4.7% of the outstanding Common Shares) are outstanding under the Stock Option Plan, and 1,965,669 Common Shares (representing approximately 5.3% of the outstanding Common Shares) would be available for future grants of options under the Stock Option Plan. As a corresponding change in connection with the Pool Calculation Amendment, a maximum of 2,071,916 Common Shares subject to options under the Stock Option Plan may be characterized as incentive stock options under the Stock Option Plan.

If shareholders do not approve the Pool Calculation Amendment discussed above under "Approval of the Pool Calculation Amendment", the Stock Option Plan Resolution will apply with respect to the approval of unallocated options based on the maximum number of shares issuable under the Stock Option Plan being equal to 15% of the number of Common Shares issued and outstanding at the time of determination. As of the date of this Circular, 15% of the outstanding Common Shares is equal to 5,542,081 Common Shares, of which 2,562,196 Common Shares have been issued as restricted stock or on the exercise of options (representing approximately 6.9% of the issued and outstanding Common Shares), options to purchase 1,729,052 Common Shares (representing approximately 4.7% of the issued and outstanding Common Shares) are outstanding, and 1,250,834 Common Shares (representing approximately 3.4% of the outstanding Common Shares) are available for future grants of options under the Stock Option Plan. If the Pool Calculation Amendment is not approved, 1,357,081 Common Shares subject to options under the Stock Option Plan may be characterized as ISOs.

Additional information regarding the terms and conditions of the Stock Option Plan can be found in this Circular under "Approval of Changes to the Amendment Provisions of the Stock Option Plan — Description of the Stock Option Plan".

Form of Resolution and Vote Required

A copy of the full text of the resolution to approve the Stock Option Plan Resolution is annexed to the Circular as Appendix E. In order to be effective, the resolution requires the approval of a majority of the votes cast by the shareholders of the Corporation present or represented by proxy at the Meeting.

Directors' Recommendation

The Board has determined that the renewal of the Stock Option Plan is in the best interests of the Corporation and its shareholders and, therefore, recommends that the shareholders vote FOR the Stock Option Plan Resolution.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE STOCK OPTION PLAN RESOLUTION ANNEXED AS APPENDIX E. IN ORDER TO BE EFFECTIVE, THE RESOLUTION MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

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COMPENSATION OF DIRECTORS

General Compensation Principles for Directors

Compensation for directors of the Corporation is determined by the full Board, based on recommendations from the Compensation Committee of the Board. In determining appropriate compensation for directors, the Board and the Compensation Committee consider risks and responsibilities assumed by the directors as well as prevailing market conditions and practices. The Compensation Committee takes a broad approach to assessing comparative market references and applies its business judgment in making compensation decisions. The Board and the Compensation Committee also take into account factors such as the director's committee membership(s), the time commitment associated with acting in this capacity, and the director's background experience and skill set. Accordingly, compensation may vary by director.

  Fiscal 2010 director compensation

  Up to and including the fiscal year ended February 28, 2010, the Corporation's compensation policy for independent directors (other than the Chair of the Board) included a grant under the Corporation's Stock Option Plan to each independent director, on an annual basis, of options to purchase that number of Common Shares equal to a minimum of 0.025% and a maximum of 0.05% of the outstanding Common Shares as at the last day of such fiscal year. For the fiscal year ended on February 28, 2010, a total of 46,407 options were granted to directors (other than Peter Allen and Russell Frederick), as set forth below in the Director Compensation Table for the Fiscal Year Ended February 28, 2010. Certain of the Corporation's independent directors also received cash compensation for acting as a director commensurate with their level of service on the Board and board committees. For the fiscal year ending February 28, 2010, Gerry Spencer received a cash payment of £40,000 in recognition of his service as Chair of the Board and his committee service, Claude Haw received a cash payment of US$30,000 in recognition of his service as Chair of the Audit Committee until December 1, 2009 and his other committee service, Jean-Paul Cossart received a cash payment of US$20,000 in recognition of his service on the Audit Committee, and Thomas Manley received a cash payment of US$7,500 in recognition of his service on the Audit Committee (representing US$30,000 pro rated for Mr. Manley's period of service during the fiscal year which commenced on December 1, 2009). Each non-employee director is reimbursed for out-of-pocket expenses incurred in connection with attending directors' meetings. During the fiscal year ended February 28, 2010, the Corporation reimbursed its non-employee directors, as a group, for approximately $7,415 in travel and other out-of-pocket expenses. Neither Mr. Allen nor Mr. Frederick were compensated separately for their service as directors of the Corporation.

  Director compensation review

  The charter for the Compensation Committee of the Board provides that the Compensation Committee shall periodically, but at least every third year, review and make a recommendation to the Board regarding the compensation of the Board. In accordance with its charter, in February 2010 the Compensation Committee reviewed the Corporation's director compensation policy with a view to aligning overall directors' compensation with prevailing market conditions. To assist in this review, the Corporation retained Towers Watson & Co. ("Towers Watson") to make recommendations and perform a compensation benchmarking study (see "Compensation Discussion and Analysis — Recent Developments"). As a result of the Compensation Committee's review of director compensation, and after taking account of the Towers Watson benchmarking study and other factors, the Board has determined to re-align directors' cash compensation for the current fiscal year such that the directors receive a retainer and additional amounts depending on their committee roles and participation and number of meetings attended. Each element of the cash compensation will be targeted at the 50th percentile of the benchmark companies. The compensation policy for the award of options to independent directors will remain unchanged, provided

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  that, pursuant to the Board Approved Amendments, grants of options to "Non-Executive Directors" (defined as any director of the Corporation or a related entity who is not also an employee of the Corporation or an employee of a related entity) in their capacity as such shall be limited, for each Non-Executive Director, to a grant in each fiscal year of the Corporation of options with an award value, together with any other equity award (as defined in the Stock Option Plan) in that fiscal year, not exceeding $100,000, calculated using the Black-Scholes methodology or, in the discretion of the Plan Administrator, such other methodology as may be prescribed under generally accepted accounting principles, at the date of grant. As provided in the Compensation Committee's charter, the Compensation Committee will conduct further periodic reviews of director compensation in the future and may recommend further adjustments to the Board based on then-prevailing market conditions, succession planning, the scope of director's duties, and other relevant factors.

Director Compensation Table for Fiscal Year Ended February 28, 2010

The following table sets forth all amounts of compensation earned by the directors of the Corporation (other than Peter Allen and Russell Frederick, who are not separately compensated for their service as directors and whose compensation is reflected in the "Summary Compensation Table" under "Information on Executive Compensation" below) for the financial year ended February 28, 2010.

Name of Director	Fees Earned	Option Based Awards(1)	All other compensation	Total compensation

Gerry Spencer (Chair)	£40,000	Nil	Nil	$70,452	(3)

Jean-Paul Cossart	US$20,000	$61,829	Nil	$84,077	(3)

Carl Eibl(2)	Nil	$31,065	Nil	$31,065

Claude Haw	US$30,000	$31,065	Nil	$64,437	(3)

Thomas Manley(4)	US$7,500	$25,272	Nil	$33,615	(3)

Terence Matthews	Nil	Nil	Nil	Nil

(1)
Option based award values are calculated at their market value established using the Black-Scholes methodology, which has been chosen as the method to value options as it is the most widely recognized methodology and is accepted by Canadian Generally Accepted Accounting standards. The Black-Scholes model considers various factors including historical share prices, price volatility and interest rates.

(2)
Mr. Eibl will not stand for re-election as a director at the Meeting.

(3)
Foreign currency is translated at the average rate for the 2010 fiscal year. USD to CAD is 1.1124 (0.8990); EURO to CAD is 1,5623 (0.6401); GBP to CAD is 1.7613 (0.5678).

(4)
Mr. Manley receives annual compensation of US$30,000 in recognition of his services as Chair of the Audit Committee. Mr. Manley was appointed to the Board effective December 1, 2009.

Outstanding Option-Based Awards for Directors as at February 28, 2010

The following table sets forth all unexercised options outstanding as of February 28, 2010 for each director of the Corporation (other than Peter Allen and Russell Frederick whose unexercised options are reflected in the table

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titled "Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2010" under "Information on Executive Compensation" below).

Name of Director	Number of Common Shares underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Aggregate value of unexercised in-the- money options as at February 28, 2010 ($)(1)

Gerry Spencer (Chair)	Nil	N/A	N/A	Nil

Jean-Paul Cossart	10,000 14,279	$4.26 $5.83	May 30, 2012 July 21, 2014	$159,050

Carl Eibl(2)	14,238 14,279	$5.73 $3.38	May 12, 2013 May 14, 2014	$238,308

Claude Haw	14,238 12,400 14,279	$5.73 $5.47 $3.38	May 12, 2013 March 1, 2012 May 14, 2014	$330,564

Thomas Manley	3,570	$13.74	Dec 1, 2014	Nil

Terence Matthews	Nil	N/A	N/A	Nil

(1)
The closing market price of the Common Shares on the TSX on February 26, 2010 (being the last trading day of the Corporation's fiscal year ended February 28, 2010) was $12.91 per Common Share.

(2)
Mr. Eibl will not stand for re-election as a director at the Meeting.

Incentive Plan Awards — Value Vested by Directors During the Fiscal Year ended February 28, 2010

The following table sets forth the value vested by each director of the Corporation (other than Peter Allen and Russell Frederick whose value vested option-based awards are reflected in the table titled "Incentive plan awards — value vested or earned during the year ended February 28, 2010" under "Information on Executive Compensation" below) during the year ended February 28, 2010.

Name of Director	Option-based awards — Value vested during the year ended February 28, 2010 ($)(1)

Gerry Spencer (Chair)	Nil

Jean-Paul Cossart	$9,229

Carl Eibl(2)	$9,143

Claude Haw	$16,117

Thomas Manley	Nil

Terence Matthews	Nil

(1)
Calculated by multiplying the number of underlying common shares by the market value of the underlying common shares on the vesting date of the applicable options.

(2)
Mr. Eibl will not stand for re-election as a director at the Meeting.

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 DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

The Corporation's by-laws provide for the indemnification by the Corporation of the Corporation's directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. The Corporation has also entered into contractual indemnities in favour of each of the directors that provide, to the full extent allowed by law, that the Corporation shall indemnify and save harmless each director, his estate, executors, administrators, legal representatives and lawful heirs, from and against any and all costs, charges or expenses (including, but not limited to, an amount paid to settle any action or to satisfy any judgment, legal fees on a solicitor and client basis, other professional fees, out-of-pocket expenses for attending proceedings including discoveries, trials, hearings and meetings, and any amount for which he is liable by reason of any statutory provision whether civil, criminal or otherwise ("indemnifiable costs")), suffered or incurred by the director or such other indemnified parties, directly or indirectly, as a result of or by reason of the director: (i) being or having been a director or officer of the Corporation or an affiliate of the Corporation or by reason of any action taken by the director in his capacity as a director or officer of the Corporation or an affiliate of the Corporation; (ii) being or having been a member of a committee of the board of directors of the Corporation or an affiliate of the Corporation; or (iii) acting as a member of the Plan Administrator pursuant to the Stock Option Plan, subject to certain conditions being satisfied including that the director: (a) acted honestly and in good faith with a view to the best interests of the Corporation, or the best interests of the Corporation's affiliate, as the case may be; and (b) in the case of a criminal or administrative action, proceeding, investigation, inquiry or hearing that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The indemnities also provide that indemnifiable costs will be paid by the Corporation immediately, with the agreement that, in the event it is ultimately determined that the indemnified party was not entitled to be so indemnified, such amounts shall be refunded to the Corporation.

The Corporation has purchased insurance referred to in subsection 124(6) of the CBCA for the benefit of its directors and officers in respect of certain liabilities that may be incurred by them in such capacities. The directors' and officers' insurance coverage is contained in policies issued on June 1, 2009 and September 15, 2009, to June 1, 2010. The policies carry a combined annual limit of $40 million with a deductible of $25,000 for each claim. The effective annual premium of $221,400 has been paid by the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or employee or former director, executive officer or employee of the Corporation, or any associate of any such person, was indebted to the Corporation or its subsidiaries at any time during the fiscal year ended February 28, 2010 and/or as at the date of this Circular.

INFORMATION ON EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Compensation Committee assists in carrying out the Board's oversight responsibility for the Corporation's human resources and compensation policies and processes, including executive compensation. Effective December 1, 2009 the current members of the Compensation Committee are Claude Haw (Chair), Jean-Paul Cossart and Gerry Spencer. Prior to December 1, 2009, the members of the Compensation Committee were Carl Eibl (Chair), Jean-Paul Cossart and Claude Haw. The responsibilities of DragonWave's Compensation Committee are discussed in detail in the Compensation Committee's charter, which is available on the Corporation's website at www.dragonwaveinc.com or may be obtained free of charge upon request from Investor

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Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9. As set forth in its Charter, the Compensation Committee's responsibilities include:

  •
  annually assessing and making a recommendation to the Board on the competitiveness and appropriateness of the total compensation package for the Chief Executive Officer and the Corporation's "Named Executive Officers", being the Corporation's President and Chief Executive Officer (namely, Peter Allen), the Corporation's Vice-President, Chief Financial Officer and Secretary (namely, Russell Frederick) and the three other most highly compensated executive officers of the Corporation and its subsidiaries that earned total annual compensation during the year ended February 28, 2010 that exceeded $150,000 (namely, Brian McCormack, Erik Boch and Alan Solheim);

  •
  annually reviewing the performance goals and criteria for the Chief Executive Officer and evaluating the performance of the Chief Executive Officer against such goals and criteria, and recommending to the Board the amount of regular and incentive compensation to be paid to the Chief Executive Officer;

  •
  annually reviewing and making a recommendation to the Board regarding the Chief Executive Officer's performance evaluations of the other Named Executive Officers and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Named Executive Officers; and

  •
  reviewing and making recommendations to the Board regarding any employment contracts or arrangements with any Named Executive Officers, including any retiring allowance arrangements or similar arrangements to take effect in the event of a termination of employment.

Objectives of Compensation Program

The purpose of the Corporation's compensation program is to attract and retain highly competent executives in a competitive marketplace. The program is intended to provide the Named Executive Officers with compensation that is industry competitive, internally equitable and commensurate with their skills, knowledge, experience and responsibilities. The primary objective of the program, however, is to firmly align total executive compensation with the attainment of the Corporation's performance goals.

Elements of Compensation

The key components of compensation for executives of DragonWave, including the Named Executive Officers, are base salary, short-term incentives in the form of bonuses and sales commissions, and long-term incentives in the form of stock options and the ability to participate in DragonWave's Employee Share Purchase Plan

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(the "ESPP"), as further described in the table below. Benefits are the remaining compensation component and comprise a small portion of total annual compensation.

Element	Form	Period	Program Objectives

Base Salary	Cash	Annual	• Reflect executives' scope of responsibility, capability, knowledge, experience, performance and maturity in role

Variable Compensation

Short-term Incentive	Cash	Annual	• Reward executive for achievement of annual corporate performance goals

Long-term Incentive	Stock Options ESPP participation	4 year vesting N/A	• Align interests of executives and shareholders • Motivate and reward executives for creating increased shareholder value • Attract and retain key talent

Benefits	Group health, dental, long-term disability and life insurance benefits	N/A	• Provide competitive health programs that protect the health and well being of executives

In establishing the overall award level each year, the Compensation Committee considers each compensation element separately, and in combination, to determine the appropriate level of total compensation for the year. In reaching this determination, the Compensation Committee considers a broad range of both objective and subjective measures for each compensation element. The Corporation's approach has been to have a portion of total cash compensation at risk such that the appropriate incentive is in place for the executives to achieve, and over achieve, the growth and profitability objectives in the program.

  Base Salary

  As noted above, the Compensation Committee evaluates the performance of the Corporation's Chief Executive Officer, and recommends to the Board the Chief Executive Officer's compensation package including base salary, in light of that evaluation. The Chief Executive Officer's base salary is determined pursuant to the terms of an employment agreement, with annual increases at the discretion of the Board. The Compensation Committee reviews the base salary of the Chief Executive Officer on an annual basis in light of his performance over the previous fiscal year. The Compensation Committee considers the following factors in evaluating the Chief Executive Officer's performance:

  •
  the degree to which he has displayed leadership for the senior management team and the organization as a whole;

  •
  strategic planning and the execution of the Corporation's strategic plans;

  •
  the Corporation's financial results; and

  •
  communications and relations with shareholders, the Board, senior management and employees.

  The Compensation Committee exercises judgment in performing its evaluation and formulating recommendations for the Board, and accordingly considers such other factors as may be appropriate in the

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  circumstances. Based on the Compensation Committee's recommendation, the Board set Mr. Allen's base salary for the fiscal year ended February 28, 2010 at $200,000, which is the same level as the past three fiscal years. Mr. Allen's base salary was held flat for this period in recognition of the fact that until recently, the Corporation had not attained profitability, and to preserve cash resources in light of difficult economic conditions that were heightened with the financial crisis in fiscal 2009.

  The base salary of each executive officer is determined by the terms of their respective employment agreement, with annual increases at the discretion of the Board. Base salaries of Named Executive Officers other than the Chief Executive Officer are reviewed by the Compensation Committee after consultation with, and upon the recommendation of, the Chief Executive Officer for approval by the Board. After evaluating each executive officer's performance over the year in light of (i) the Corporation's overall financial performance, (ii) the individual's performance during the year and contributions to the Corporation, and (iii) other relevant factors (for example, market conditions), the Chief Executive Officer may deem it appropriate to recommend executive officer base salary adjustments to the Compensation Committee. The Compensation Committee exercises judgment in weighing these and other factors and recommending base salary levels for the executive officers. For the fiscal year ended February 28, 2010, based on the recommendations of the Compensation Committee, the Board set base salaries for the non-CEO Named Executive Officers at $185,000 for Mr. Frederick, US$200,000 for Mr. McCormack, $185,000 for Mr. Boch, and $185,000 for Mr. Solheim. These base salary levels were therefore unchanged from the previous fiscal year. Again, the base salaries for these Named Executive Officers were held flat in fiscal 2010 in order to preserve cash in light of then-prevailing circumstances.

  Moving forward, the base salaries for the Chief Executive Officer and the other Named Executive Officers will be adjusted. These adjustments will be effective for the fiscal year ending February 28, 2011. See "Recent Developments".

  Variable Compensation (Short Term) — Annual Cash Bonuses and Sales Commissions

  The second element of the Corporation's fiscal 2010 compensation program is an annual cash bonus. All of the Corporation's executive officers are entitled to receive an annual cash bonus based on corporate performance, except for Mr. McCormack whose variable compensation is earned under a sales commission arrangement (described below). Employment agreements with the Named Executive Officers set out the parameters for the amount of such bonuses, with the Chief Executive Officer being entitled to an on-plan performance bonus for the fiscal year ended February 28, 2010 equal to 75% of his annual base salary and each of the Corporation's other Named Executive Officers (except for Mr. McCormack) being entitled to an on-plan bonus for the fiscal year ended February 28, 2010 equal to 50% of his annual base salary. If actual performance exceeds the plan, the bonus is proportionately increased, and in some instances increased at an accelerated level to reward superior performance. If actual performance is below plan, the bonus is proportionately decreased, and at certain levels below plan the bonus opportunity goes to zero.

  The Board believes these bonuses play a key role in enabling the Corporation to attract, retain and motivate executive officers. The Compensation Committee has broad discretion in reviewing and recommending performance goals for each fiscal year to the Board, which are generally established by the Board within 90 days after the beginning of each fiscal year. Performance goals for the 2010 fiscal year were based on achievement of revenue, margins, inventory turns and business development objectives. The following table

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  summarizes the performance measures that established the bonus payouts for the fiscal year ended February 28, 2010:

Performance Category	Weight	Target	Actual FY2010 Results

Revenue	50%	$60 million	$171.1 million

Margin Performance	25%	$24.5 million	$71.7 million

Inventory	15%	6 turns	7.5 turns

Business Development	10%	New accounts & Opportunities	Achieved

  At the end of the fiscal year, the Compensation Committee reviewed and evaluated the Corporation's success in achieving these performance goals. This evaluation was finalized only after the receipt of audited annual financial results. Based on the Compensation Committee's review and evaluation, the achievement of the accomplishments against the performance goals previously approved by the Board resulted in a bonus payout to the Named Executive Officers of 3.5 times the on-plan performance bonus, as set forth in the Summary Compensation Table.

  As indicated above, Brian McCormack, the Corporation's Vice President of Sales, is not entitled to an annual cash bonus, but rather receives variable compensation in the form of sales commissions in accordance with industry standards. In fiscal year 2010, Mr. McCormack was entitled to receive 0.60% of eligible revenues, payable half upon order receipt and half upon revenue recognition. The percentage of revenue that Mr. McCormack is eligible to receive is established annually and is intended to support the Corporation's revenue targets and to provide Mr. McCormack with a strong incentive to grow the Corporation's revenues. In fiscal year 2010, Mr. McCormack earned US$1,056,918 under his sales commission plan. Although other Named Executive Officers support the Corporation's sales activities, none of them receive compensation under sales commission plans.

  Moving forward, the short-term incentives for the Chief Executive Officers and the other Named Executive Officers will be adjusted. These adjustments will be effective for the fiscal year ending February 28, 2011. See "Recent Developments".

  Variable Compensation (Long-term) — Equity Compensation

  The third element of the Corporation's compensation program is equity compensation. Equity compensation is intended to more closely align annual incentive compensation, as well as total compensation, with the financial interests of shareholders. The equity compensation component of the Corporation's compensation program is based upon: (1) awards of stock options under the Corporation's Stock Option Plan and (2) the ability to participate in the Corporation's ESPP.

          Stock Option Compensation

    The Corporation's Board administers the Stock Option Plan. The purpose of the Stock Option Plan is to:

      •
      increase the interest in the Corporation's welfare of those individuals who share primary responsibility for the management, growth and protection of the Corporation's business;

      •
      furnish an incentive to such individuals to continue providing their services to the Corporation; and

      •
      provide a means through which the Corporation may attract qualified persons to engage as directors, officers, employees and consultants.

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    In determining whether to grant options and how many options to grant to eligible persons under the Stock Option Plan, consideration is given to each individual's past performance and contribution to the Corporation as well as that individual's expected ability to contribute to the Corporation in the future.

    No new grants were made to the Named Executive Officers during fiscal year 2010 pending the results of the benchmarking study referred to below under "Recent Developments".

          ESPP

    The Corporation's ESPP was implemented in the 2008 fiscal year following the approval of shareholders obtained at the Corporation's annual general and special meeting held on July 17, 2008. The purpose of the ESPP is to give employees of the Corporation access to an equity participation vehicle, in addition to the Stock Option Plan, through the purchase of Common Shares by payroll deduction and the issuance of matching shares. The ESPP is intended to encourage employees to use their combined best efforts on behalf of the Corporation to improve its profits through increased sales, reduction of costs and increased efficiency.

    In the fiscal year ended February 28, 2010, none of the Named Executive Officers participated in the ESPP.

Benefits

No material additional benefits or perquisites are currently provided to members of management that are not available to employees of the Corporation generally. Benefits generally extended to all employees include health, long-term disability, dental and group life insurance.

Recent Developments

In light of the rapid revenue growth that the Corporation experienced during the fiscal year ended February 28, 2010 and the listing of the Corporation's Common Shares on the NASDAQ in October, 2009, the Compensation Committee determined that it was advisable to retain an external compensation consultant to review executive compensation for selected executive positions, including the positions held by the Named Executive Officers, as well as the compensation of the Board and its committees. Towers Watson was retained to perform the review and received $56,978 in compensation for its work. The Towers Watson review included an assessment of the competitive positioning of the Corporation's compensation practices relative to a group of comparator companies. The peer group agreed to by the Corporation and Towers Watson for the purpose of this study was Acme Packet Inc., Blue Coat Systems Inc., Bridgewater Systems Corp., COM DEV International Ltd., DALSA Corp., Harris Stratex Networks (now known as Aviat Networks Inc.), International Datacasting Corporation, March Networks Corporation, Redknee Solutions Inc., Redline Communications Group Inc., Riverbed Technology Inc., RuggedCom Inc., Sandvine Corp., Vecima Networks Inc. and Zarlink Semiconductor Inc. Based on the Towers Watson report, the Compensation Committee concluded that in certain respects the compensation of the Named Executive Officers did not reflect market comparables. In particular, Towers Watson found that the base salaries for the Named Executive Officers were below the 50th percentile. After reviewing the Towers Watson report, the Compensation Committee determined that a better balance between base salary and bonus compensation would be appropriate. As a result, for fiscal 2011, the Board has approved an increase to the base salaries for the Named Executive Officers to $375,000 for Mr. Allen, $250,000 for Mr. Frederick, US$200,000 for Mr. McCormack, US$250,000 for Mr. Boch and $250,000 for Mr. Solheim. These new base salaries, when combined with the bonus opportunity, are intended to fall at approximately the 50th percentile level compared to the Corporation's peer group.

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In addition, for fiscal 2011, the Board has approved a change to the benefits to be received by Mr. Allen and Mr. Frederick if either executive is terminated without just cause: Mr. Allen would receive 24 months of salary and benefits and 12 months of eligible bonus and Mr. Frederick would receive 12 months of salary, benefits and eligible bonus. For entitlements as at February 28, 2010, see "Termination and Change-in-Control Benefits" below.

The Board retains the discretion to make further adjustments to the base salaries and other compensation of the Named Executive Officers as market conditions and other circumstances warrant.

Performance Graph

The following graph compares the cumulative shareholder return of the Common Shares to the cumulative returns of the S&P/TSX Composite Index for the period commencing April 19, 2007 (the date the Common Shares were first listed on the TSX) to February 28, 2010. The graph assumes an investment of $100 on April 19, 2007 in the Corporation's Common Shares.

While the Corporation's share performance in the financial year ended February 28, 2010 was below the S&P/TSX Composite Total Return index at certain points during the year, the Corporation's performance continues to yield promising results with the Corporation reporting revenue growth of 295% in the 2010 fiscal year as compared to the previous fiscal year. The Named Executive Officers' compensation is not based on performance of the Corporation's stock price, and therefore the Named Executive Officers' compensation may not directly compare to the trend shown above.

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Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended February 28, 2009 and the fiscal year ended February 28, 2010 for the Corporation's Named Executive Officers.

Name and principal position	Fiscal Year ended Feb. 28	Salary ($)	Option- based awards ($)(1)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total compensation ($)

Peter Allen President and Chief Executive Officer	2010 2009	$200,000 $200,000	Nil $103,207	$525,818(3) Nil	Nil Nil	$725,818 $303,207

Russell Frederick Chief Financial Officer, Vice President and Secretary	2010 2009	$185,000 $185,000	Nil $61,992	$324,524(3) Nil	Nil Nil	$509,524 $246,992

Erik Boch Vice President, R&D and Chief Technology Officer	2010 2009	$185,000 $185,000	Nil $65,380	$324,524(3) Nil	Nil Nil	$509,524 $250,380

Brian McCormack Vice President, Sales	2010 2009	222,480(4) $220,860(4)	Nil 24,052	1,175,716(4) 342,708(4)	Nil Nil(4)	1,398,196(4) 587,620(4)

Alan Solheim Vice President, Product Line Management	2010 2009	$185,000 $185,000	Nil $65,380	$324,524(3) Nil	Nil Nil	$509,524 $250,380

(1)
Option based award values are calculated at their fair market value established using the Black-Scholes methodology, which has been chosen as the method to value options as it is the most widely recognized methodology and is accepted by Canadian Generally Accepted Accounting standards. The Black-Scholes model considers various factors including historical share prices, price volatility and interest rates.

(2)
Non-equity incentive plan compensation consists of sales commission.

(3)
Non-equity incentive plan compensation consists of bonus. Bonus pay-out, if any, is based on performance compared to targets approved by the Board. See "Compensation Discussion and Analysis". Bonuses are determined, reviewed and approved by the Compensation Committee.

(4)
Mr. McCormack's compensation is denominated and paid in U.S. dollars. In U.S. dollars, Mr. McCormack's salary for fiscal 2010 was US$200,000, non-equity incentive plan compensation for fiscal 2010 was US$1,056,918, and total compensation for fiscal 2010 was US$1,256,918. In U.S. dollars, Mr. McCormack's salary for fiscal 2009 was US$200,000, option-based awards for fiscal 2009 was US$21,780, non-equity incentive plan compensation for fiscal 2009 was US$310,340 and total compensation for fiscal 2009 was US$532,120. Average interest rate throughout the year was used to convert foreign currencies to Canadian dollars.

Option-Based Awards/The Stock Option Plan

See discussion above under "Approval of Amendments to the Stock Option Plan — Description of the Stock Option Plan" for further information with respect to the option-based awards granted to Named Executive Officers.

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Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2010

The following table sets forth all unexercised options outstanding as of February 28, 2010 for each Named Executive Officer.

	Option-Based Awards
						Share-Based Awards
	Number of Common Shares underlying unexercised options (#)				Aggregate value of unexercised in-the-money options as at February 28, 2010 ($)(1)
Name of Executive Officer		Option exercise price ($)		Option expiration date		Number of Common Shares that have not vested (#)	Market value of share-based awards that have not vested as at February 28, 2010 ($)(1)

Peter Allen	70,000 80,000 67,809	$ $ $	1.34 4.45 2.46	January 13, 2014 October 5, 2012 June 22, 2010	$2,195,304	Nil	Nil

Russell Frederick	45,000 45,000 19,962	$ $ $	1.34 4.45 2.46	January 13, 2014 October 5, 2012 June 22, 2010	$1,109,953	Nil	Nil

Erik Boch	45,000 30,853 39,340	$ $ $	1.34 4.45 2.46	January 13, 2014 October 5, 2012 June 22, 2010	$1,192,769	Nil	Nil

Brian McCormack	11,250 9,199 13,898	$ $ $	1.34 4.45 2.46	January 13, 2014 October 5, 2012 June 22, 2010	$353,220	Nil	Nil

Alan Solheim	45,000 50,000 40,096	$ $ $	1.34 4.45 2.46	January 13, 2014 October 5, 2012 June 22, 2010	$1,362,653	Nil	Nil

(1)
The closing market price of the Common Shares on the TSX on February 26, 2010 (being the last trading day of the Corporation's fiscal year ended February 28, 2010) was $12.91 per Common Share.

Incentive plan awards — value vested or earned during the year ended February 28, 2010

The following table sets forth the value vested or earned by the Named Executive Officers under the Corporation's equity and non-equity incentive plans.

Name of Executive Officer	Option-based awards — Value vested during the year ended February 28, 2010 ($)(1)	Share-based awards — Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year ended February 28, 2010 ($)

Peter Allen	$566,214	$24,136	$725,818

Russell Frederick	$259,274	$16,721	$509,524

Erik Boch	$299,117	$6,373	$509,524

Brian McCormack	$129,122	$6,882	$1,398,196	(2)

Alan Solheim	$273,922	$12,738	$509,524

(1)
Represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

(2)
Mr. McCormack earned US$1,056,918 in sales commission in fiscal year 2010.

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ESPP

The ESPP was established on July 17, 2008 (the "Effective Date") following approval of the ESPP at the Corporation's 2008 annual and special meeting of shareholders.

The ESPP is open for participation to all employees (including directors and officers who are under a permanent full-time or part-time contract of employment with the Corporation) of the Corporation and any subsidiary subject to certain provisions contained within the ESPP.

Summary of ESPP

Pursuant to the ESPP, 500,000 Common Shares (approximately 1.4% of the 36,947,211 issued and outstanding Common Shares on the Record Date) are reserved for issuance under the ESPP. All Common Shares purchased or issued pursuant to the ESPP come from the treasury of the Corporation.

The Board has full power and authority to administer the ESPP on behalf of the Corporation, including the power and authority to delegate the administration of the ESPP to the Compensation Committee. The Board determines questions of interpretation or application of the ESPP and its decisions are final and binding on all participants. Board members receive no additional compensation for their services in administering the ESPP.

Eligible employees become participants in the ESPP by delivering to the Corporation an election to purchase shares prior to the commencement of the applicable purchase period. Each participant contributes to the ESPP, at the participant's option, an amount equal to or between the following minimum and maximum amounts (in whole percentages): a minimum of one percent (1%) of the participant's basic compensation, and a maximum of ten percent (10%) of the participant's basic compensation. The contributions are made through payroll deductions at the end of each employee's bi-weekly or monthly pay period, as applicable. The Corporation, as agent of the participant, makes such deductions and pays the participant's contribution to the Administrator (as such term is defined in the ESPP).

On the last business day of each month, the Administrator purchases Common Shares from the Corporation based on the contributions received from each participant during the preceding month (the "Participant Shares"). The purchase price of the Participant Shares is the volume weighted average closing trading price of the Common Shares on the TSX for the five trading days immediately preceding the last business day of such month. The Administrator deposits the Participant Shares into an account in the name of the participant and holds such shares on behalf of such participant.

The Corporation matches a portion of each employee's participation in the ESPP by issuing additional Common Shares to each participant (through the Administrator). Specifically, on the last business day of each month, the Corporation issues to the Administrator that number of Common Shares (the "Matching Shares") equal to twenty-five percent (25%) of the aggregate number of Participant Shares purchased by the Administrator on behalf of the participants for such month for each participant. The Matching Shares are deposited into a trust account by the Administrator on behalf of the Corporation.

The Participant Shares purchased on behalf of each participant vest immediately to the benefit of such participant. Subject to provisions in the ESPP relating to a change in control of the Corporation, the Matching Shares vest one year from the date of issuance of such Matching Shares.

In the event of a change of control of the Corporation, the Board, in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants in the ESPP, provide for: (a) the continuation of the vesting period with regard to any unvested Matching Shares; (b) the substitution of any unvested Matching Shares for shares of the acquirer; (c) the substitution of any unvested Matching Shares with a cash incentive program of the acquirer; (d) the acceleration of the vesting period to a date prior to or on the date of the change of control; (e) the cancellation of all or any portion of any unvested Matching Shares by a cash payment and/or other consideration

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receivable by the holders of any unvested Matching Shares as a result of the change in control equal to the market price of the unvested Matching Shares on the date of the change in control; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances.

Upon the termination of employment of any participant for any reason, any unvested Matching Shares held by the Administrator for such participant are forfeited by such participant. A participant whose employment is terminated for any reason other than death must withdraw or otherwise transfer all of their Participant Shares and vested Matching Shares in such participant's account within ninety (90) days of such termination of employment. The participant may also request that the Administrator sell the Participant Shares and vested Matching Shares in the participant's account and distribute the cash proceeds to the participant. In the event of the death of a participant, the Participant Shares and vested Matching Shares in such participant's account are distributed to such participant's estate in accordance with the instructions of such participant's legal representative. Such distribution may take the form of a distribution of the cash realized from the sale of such Participant Shares and vested Matching Shares by the Administrator if so requested by the legal representative of the participant's estate.

The Corporation reserves the right to discontinue use of payroll deductions at any time such action is deemed advisable. The ESPP will terminate on the date which is ten (10) years from the Effective Date (as such term is defined in the ESPP), unless earlier terminated by the Board. No right or interest of any participant in or under the ESPP may be assigned by such participant.

No Common Shares are issuable under the ESPP at any time to any Insider (as such term is defined in the ESPP) if such issuance, together with all of the Corporation's previously established or proposed Share Compensation Arrangements (as such term is defined in the ESPP), including the ESPP, could result, at any time, in: (i) the number of Common Shares issued to Insiders pursuant to the ESPP, together with all of such other Share Compensation Arrangements, within any one (1) year period exceeding ten percent (10%) of the issued and outstanding Common Shares; or (ii) the number of Common Shares issuable to Insiders at any time pursuant to the ESPP and all such other Share Compensation Arrangements exceeding ten percent (10%) of the issued and outstanding Common Shares.

Amendments to the ESPP generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the ESPP may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the ESPP, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; (b) suspension or termination of the ESPP; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX) or accounting or auditing requirements; (d) amendments respecting administration of the ESPP; (e) any amendment to the definition of "Employee" in the ESPP; (f) any amendment to the definition of "Subsidiary" in the ESPP and the consequential amendments to Appendix "B" of the ESPP; (g) changes to the vesting provisions for any outstanding Unvested Matching Shares (as defined in the ESPP); (h) amendments to the participant contribution provisions of the ESPP; (i) amendments to the withdrawal and suspension provisions of the ESPP; (j) amendments to the number or percentage of Matching Shares contributed by the Corporation; (k) amendments to the termination provisions of the ESPP; (l) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; and (m) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval will be required for the following types of amendments of the ESPP: (a) amendments to the number of Common Shares issuable under the ESPP, including an increase to the fixed maximum number of

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Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage; and (b) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Termination and Change-in-Control Benefits

The following table describes, as at February 28, 2010, the entitlements (other than option entitlements) which would be received by each Named Executive Officer if the executive is terminated by reason of voluntary resignation, termination with just cause, termination without just cause or retirement or upon the occurrence of a change of control resulting in a termination of employment or resignation for good reason as set out in the respective employment agreement.

Name of Executive Officer	Resignation	Termination with Just Cause	Termination without Just Cause	Retirement	Change in Control

Peter Allen	90 day notice required(1)	Nil	1 year salary, benefits & eligible bonus	Nil	Nil

Russell Frederick	14 days notice required(2)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil

Brian McCormack	45 days notice required(3)	Nil	1 year salary & benefits(5)	Nil	Nil

Erik Boch	30 days notice required(4)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil

Alan Solheim	14 days notice required(2)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil

(1)
Upon a voluntary resignation, the Corporation may decide to pay out the 90 day notice period in lieu of having a 90 day period of working notice.

(2)
Upon a voluntary resignation, the Corporation may decide to pay out the 14 day notice period in lieu of having a 14 day period of working notice.

(3)
Upon a voluntary resignation, the Corporation may decide to pay out the 45 day notice period in lieu of having a 45 day period of working notice.

(4)
Upon a voluntary resignation, the Corporation may decide to pay out the 30 day notice period in lieu of having a 30 day period of working notice.

(5)
Mr. McCormack's entitlements are subject to a 50% clawback by the Corporation should he find alternative employment or commencement work as an independent contractor during the first year following his termination without just cause.

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The following table describes, as at February 28, 2010, option entitlements which would be received by each Named Executive Officer if the executive is terminated by reason of voluntary resignation, termination with just cause, termination without just cause or retirement or upon the occurrence of a change of control resulting in a termination of employment or resignation for good reason as set out in the respective employment agreement.

Name of Executive Officer	Resignation	Termination with Just Cause	Termination without Just Cause	Retirement	Change in Control

Peter Allen	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Russell Frederick	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Brian McCormack	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Erik Boch	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	18 months of forward vesting and vested options expire in accordance with their original term	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Alan Solheim	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Note: Options are not affected by a change of employment or office or consulting arrangement within or among the Corporation or a Related Entity for so long as the Named Executive continues to be a consultant, officer, director or employee of the Corporation or a Related Entity.

Director Compensation

Information with respect to the compensation of the Corporation's directors is set forth above under "Compensation of Directors".

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 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information with respect to the Stock Option Plan and the ESPP as at February 28, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

(a) Stock Option Plan	1,603,052	$4.06	1,374,990

(b) Employee Share Purchase Plan	14,275	$4.43	485,725

Equity compensation plans approved by security holders(1)	1,617,327	$4.06	1,860,715

Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1)
The only equity compensation plans currently approved by security holders as of the date of this Circular are the Stock Option Plan and the ESPP.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation and its Board are committed to exercising effective corporate governance in the conduct of the Corporation's business and the Board's affairs. National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "National Instrument") promulgated by the applicable Canadian securities regulatory authorities requires reporting issuers to disclose their approach to corporate governance and relate their corporate governance practices to specific guidelines. The National Instrument serves as the reference point for this Statement of Corporate Governance Practices.

Overview

The Board is responsible for managing the business and affairs of the Corporation. It is the Board's belief that good corporate governance improves corporate performance and benefits all shareholders.

Board of Directors

The Board is currently comprised of eight directors. Directors of the Corporation are elected annually by the shareholders. The composition of the Board provides a mix of skills and experience to guide the strategy and operations of the Corporation. If all of the director nominees of management are elected at the Meeting, the Board will be comprised of seven directors.

The Board has concluded that six of the eight current directors (namely, Gerry Spencer, Jean-Paul Cossart, Carl Eibl, Claude Haw, Thomas Manley and Terence Matthews) are "independent" within the meaning of the National Instrument and NASDAQ rules. The definitions of "independence" in the National Instrument and NASDAQ rules generally focus on whether a director, directly or indirectly, has a material relationship with an issuer that could reasonably be expected to interfere with the exercise of that director's independent judgment, provided that employees and certain other categories of individuals are considered to have material relationships with an issuer. If all of management's nominees are elected at the Meeting, the Board has concluded that five of the seven directors (namely, Gerry Spencer, Jean-Paul Cossart, Claude Haw, Thomas Manley and Terence Matthews) will be "independent" within the meaning of the National Instrument and NASDAQ rules. Specifically, the Board has concluded that: Gerry Spencer, Jean-Paul Cossart, Claude Haw,

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Thomas Manley and Terence Matthews are "independent" within the meaning of the National Instrument and NASDAQ rules; Peter Allen and Russell Frederick are not "independent" as a result of their positions as executive officers of the Corporation. The Board believes that the extensive knowledge of the Corporation's business and industry brought to the Corporation by Messrs. Allen and Frederick is beneficial to the other directors and contributes to the effectiveness of the Board.

The Corporation's Nominating and Governance Committee is responsible for determining, on an annual basis, whether Board members are "independent" within the meaning of the National Instrument and NASDAQ rules.

The following is a list of those directors of the Corporation who are also directors of other reporting issuers:

Director	Reporting Issuer	Exchange/Market

Terence Matthews	March Networks Corporation Bridgewater Systems Corporation CounterPath Corporation Mitel Networks Corporation TrueContext Mobile Solutions Corporation	TSX TSX TSX-V/OTC BB NASDAQ-GM TSX-V

Jean-Paul Cossart	Mitel Networks Corporation	NASDAQ-GM

Thomas Manley	Deltek, Inc.	NASDAQ-GS

At each Board meeting, the "independent" directors have the ability to hold in camera sessions without the presence of the non-independent directors and other members of the Corporation's management, a process intended to facilitate open and candid discussion among the "independent" directors. Although not regularly scheduled, the Board exercises its ability to hold such in camera sessions whenever any "independent" director(s) deems it necessary. Since February 28, 2009, two in camera sessions were held by the Board.

Gerry Spencer, an "independent" director, serves as the Board's Chair. In addition to chairing all Board meetings, the Chair's role is to facilitate and chair discussions among the Corporation's "independent" directors, facilitate communication between the "independent" directors and the Corporation's management, and, if and when necessary, act as a spokesperson on behalf of the Board in dealing with the press and members of the public. The Chair's responsibilities and duties are described in detail in a position description developed by the Board in co-operation with the current Chair. The existence of the position of Chair is not intended in any way to inhibit discussions among the directors or between any of them and the Corporation's management. The Chair, the Nominating and Governance Committee, the Audit Committee and the Board at large are responsible for ensuring that the Board effectively discharges its mandate.

Mandate of the Board

On February 23, 2007, the Board adopted a written mandate of directors' duties and responsibilities. A copy of the Corporation's Mandate for the Board of Directors is attached to this Circular as Schedule "A" and is also available on the Corporation's website at www.dragonwaveinc.com.

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Board Committees

The Board of Directors has established the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Disclosure Committee to assist the Board in efficiently carrying out its responsibilities. The Board does not currently have an executive committee.

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May 10, 2010

Audit Committee

The mandate, role, responsibilities and procedures of the Audit Committee are set forth in the Corporation's Audit Committee Charter. The Audit Committee is responsible for, among other things, reviewing the Corporation's financial reporting procedures, internal controls and the performance of the Corporation's external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements, the annual financial statements and related press releases prior to their approval by the full Board and certain other documents required by regulatory authorities. The Audit Committee Charter addresses in detail the relationship between the Audit Committee, the Corporation's external auditors and management of the Corporation, and contemplates direct communication channels between the Audit Committee and the external auditors. The Audit Committee is empowered to retain persons having special competence as necessary to assist it in fulfilling its responsibilities. Each of the Audit Committee members must be "independent" within the meaning of the National Instrument, NASDAQ rules and Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee is currently comprised of three "independent" directors: Thomas Manley (Committee Chair), Jean-Paul Cossart and Claude Haw, each of whom is "independent", including within the meaning of Rule 10A-3 of the Exchange Act. Each audit committee member is "financially literate" within the meaning of National Instrument 52-110 — Audit Committees ("NI 52-110") and Thomas Manley is an "audit committee financial expert", as defined by U.S. Securities and Exchange Commission rules. On December 1, 2010, Mr. Manley replaced Mr. Haw as Chair of the Audit Committee.

Additional information relating to the Audit Committee, as required pursuant to N1 52-110, may be found in the Corporation's Annual Information Form for the year ended February 28, 2010 (the "AIF") (see "Article 15 — Audit Committee" in the AIF and Schedule 15.1 to the AIF which sets forth a copy of the Audit Committee Charter). A copy of the AIF may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9, Canada. A copy of the Corporation's Audit Committee Charter is also available on the Corporation's website at www.dragonwaveinc.com.

Compensation Committee

The Compensation Committee makes recommendations to the Board on executive compensation, including the compensation of the President and Chief Executive Officer. The responsibilities of the Compensation Committee also include oversight of the Corporation's equity compensation plans and management succession strategy. Each of the Compensation Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules.

The Compensation Committee is currently composed of three "independent" directors: Claude Haw (Committee Chair), Gerry Spencer and Jean-Paul Cossart.

Nomination and Governance Committee

Pursuant to the Nominating and Governance Committee Charter, the mandate of the Nominating and Governance Committee is to assist the directors of the Corporation in carrying out the Board's oversight responsibility for ensuring that the strategic direction of the Corporation is reviewed annually and that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. The Nominating and Governance Committee is also responsible for assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director. The Nominating and Governance Committee is responsible for governance issues and for identifying, recruiting, nominating, endorsing, recommending the appointment of, and orienting, new directors and committee members, as well as the ongoing training and education of existing directors. The Nominating and Governance Committee is responsible for annually recommending to the Board whether a director should be nominated for re-election

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

based upon the Nominating and Governance Committee's consideration of his or her performance in office and any other factors deemed relevant. The Chairman of the Board, the Chief Executive Officer and other individual directors may also identify potential candidates as directors and the Nominating and Governance Committee or the full Board, as the case may be, may review such candidates and make appropriate recommendations.

The Nominating and Governance Committee also monitors the size and composition of the Board and its committees to ensure effective decision-making and reports to the full Board on any resulting recommendations.

The Nominating and Governance Committee also reviews the Corporation's Insider Trading Policy, Disclosure Policy and Code of Business Conduct and Ethics and is responsible for recommending changes and any action required to deal with any breach of any such policy or code. Each of the Nominating and Governance Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules.

The Nominating and Governance Committee is currently composed of three "independent" directors: Gerry Spencer (Committee Chair), Thomas Manley and Claude Haw.

The full Board will continue to be directly involved in corporate governance matters upon the recommendation of the Nominating and Governance Committee and where otherwise appropriate.

A copy of the Corporation's Nominating and Governance Committee Charter is available on the Corporation's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Disclosure Committee

The Corporation has adopted a written Disclosure Policy and has formed a Disclosure Committee consisting of members of senior management (namely, Peter Allen and Russell Frederick) in order to oversee the Corporation's disclosure practices and generally regulate the manner in which the Corporation and its directors, officers, employees and other representatives interact with shareholders and other stakeholders, analysts and the public. The Corporation's Disclosure Policy has been established in accordance with relevant disclosure requirements set out in applicable Canadian securities laws. The Disclosure Committee was formed on February 23, 2007 and meets periodically on an as-needed basis throughout the year.

A copy of the Corporation's Disclosure Committee Charter and Disclosure Policy is available on the Corporation's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Position Descriptions

The Board has adopted written position descriptions for the Chair of the Board and the chairs of each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The Board and the Chief Executive Officer have jointly developed and adopted a written position description for the Chief Executive Officer.

Orientation and Continuing Education

Pursuant to the Corporation's Nominating and Governance Committee Charter, the Nominating and Governance Committee monitors and recommends training and development programs for the Board and individual directors. The Corporation encourages its directors to pursue continuing education relating to their positions as members of the Board. From time to time, management arranges for the Corporation's external advisors to provide materials to, or meet with, the Board in order to address continuing education topics such as governance and continuous disclosure obligations. The meetings in which new directors participate (including

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

the annual review sessions of strategic plans and budgets), as well as informal discussions with other directors and the Corporation's senior management, also permit new directors to rapidly familiarize themselves with the Corporation's operations and history.

Ethical Business Conduct

The Corporation is committed to a culture of honesty, integrity and accountability and strives to operate its business in accordance with the highest ethical standards and applicable laws, rules and regulations. In furtherance of the foregoing, the Corporation has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") which governs the behaviour of its directors, officers and employees. The Code of Conduct provides that all directors, officers and employees must avoid any situation that constitutes a conflict of interest or the appearance of a conflict of interest with the Corporation.

As required by the CBCA, directors formally disclose to the Board any material transactions or arrangements in which the director has an interest, and interested directors refrain from voting on such transaction or agreement.

The full Board is responsible for monitoring compliance with the Code of Conduct, for regularly assessing its adequacy, for interpreting the Code of Conduct in any particular situation and for approving any changes to the Code of Conduct from time to time. The Code of Conduct provides that all directors, officers and employees of the Corporation are required to immediately report any violation of the Code of Conduct or any applicable law, rule or regulation to the Audit Committee in accordance with the Corporation's Whistleblower Policy. A copy of the Code of Conduct is available on SEDAR at www.sedar.com, or the Corporation's web-site at www.dragonwaveinc.com, and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

The Corporation has also adopted an Insider Trading Policy which governs the conduct of directors, officers, employees and other insiders of the Corporation with respect to the trading of the Corporation's securities, particularly when in possession of material information concerning the Corporation and its affairs. Among other matters, the Insider Trading Policy sets out prohibited trading activities, establishes guidelines for identifying insiders of the Corporation and describes reporting requirements applicable to insiders.

Compensation

The Board, acting on the recommendations of the Compensation Committee which is composed entirely of "independent" directors, reviews the adequacy of management's and the directors' compensation, as determined based on reviews of the competitive marketplace, to ensure that they are respectively current and reflective of the roles of each director. Additional disclosure relating to compensation matters is found above under "Information on Executive Compensation" and "Board Committees — Compensation Committee".

Assessment

In general, since the directors work closely as a group throughout the year, the Chair and the full Board are able to continuously assess whether each director is contributing towards the fulfilment of the Mandate for the Board and otherwise performing his duties at the highest level.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Kanata Research Park Corporation

The principal office of the Corporation at 411 Legget Drive, Ottawa, Ontario is leased by the Corporation from Kanata Research Park Corporation ("KRPC") pursuant to a lease dated February 14, 2000, as most recently amended on February 18, 2010. The term of this lease expires on November 30, 2011. The Corporation currently leases approximately 30,735 square feet of rentable space. Aggregate lease payments (base rent and all other rent and charges) are approximately $699,431 per annum. The Corporation also leases a warehouse facility at

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

362 Terry Fox Drive, Ottawa, Ontario, from KRPC pursuant to a lease dated August 30, 2006, as most recently amended on October 27, 2009. The term of this lease expires on October 31, 2011. These premises consist of approximately 11,136 square feet of rentable space. Aggregate annual lease payments (base rent and all other rent and charges) are approximately $242,971. Additional warehouse space (4,050 square feet) located at 349 Terry Fox Drive, has been leased from KRPC on a six-month lease effective February 1, 2008 and month-to-month thereafter. Total rent payments for the year are estimated at $40,500. The Corporation believes that the terms of its leases reflect fair market terms and payment provisions at the times that the leases were negotiated. KRPC is a corporation wholly-owned by Terence Matthews, a director of the Corporation.

BreconRidge Corporation

On November 4, 2005, the Corporation entered into a supply agreement (the "Supply Agreement") with BreconRidge Corporation ("BreconRidge"). Pursuant to the Supply Agreement, BreconRidge has agreed to provide the Corporation with production and pre-production products and related services that may include prototype development and manufacturing, and pre-production and production product manufacturing for materials by way of purchase orders and forecasts from the Corporation. In fiscal 2010, the Corporation purchased manufacturing and other services in the approximate amount of $13.4 million from BreconRidge. The Corporation negotiated the terms of the Supply Agreement on an arm's-length basis and management believes that the terms reflect market terms and payment provisions. The Corporation has no minimum purchase commitments pursuant to the Supply Agreement. Upon request from the Corporation, Breconridge provides the Corporation with price quotations for pre-production and production products and services. If such quotation is acceptable to the Corporation, the Corporation then issues purchase orders to Breconridge based on the pricing set forth in the quotation. The Supply Agreement provides that, so long as DragonWave has established approved credit terms with Breconridge, purchase orders submitted by DragonWave are paid within 30 days from the date of invoice. The term of the Supply Agreement is continuous until termination. Either the Corporation or BreconRidge may terminate the Supply Agreement on 30 days notice. Terence Matthews, a director of the Corporation, is an investor in BreconRidge. Subsequent to our year end it was announced that Sanmina-SCI Corporation had entered a definitive agreement to acquire Breconridge. The acquisition is expected to close by May 27, 2010. DragonWave does not expect that the acquisition will cause any interruption to its manufacturing services.

NORMAL COURSE ISSUER BID

On April 9, 2010, the Board announced the TSX had accepted notice of the Corporation's intention to make a normal course issuer bid (the "NCIB") whereby the Corporation can acquire up to a maximum of 3,508,121 Common Shares, representing approximately 10% of the Corporation's public float as at March 31, 2010. The bid, which will be made by way of open market purchases through the facilities of the TSX and the NASDAQ, was effective on April 13, 2010 and expires on April 12, 2011.

In addition, the Corporation may adopt an automatic share purchase plan with its designated broker that would allow for the repurchase of Common Shares at times when DragonWave is prohibited from being active in the market due to its own internal trading blackout periods.

Daily purchases over the facilities of the TSX are limited to 136,643 shares, other than pursuant to block purchase exemptions, and daily purchases over the facilities of the NASDAQ are limited to 25% of the average daily trading volume of the common shares on NASDAQ (which, as of April 9, 2010, with respect to the NASDAQ only, was 270,324 Common Shares, but is subject to adjustment based on future trading volumes). The Corporation must pay the market price at the time of acquisition for all Common Shares acquired pursuant to the NCIB. All Common Shares acquired by DragonWave under the NCIB will be cancelled. As of the date of this Circular, no Common Shares have been acquired pursuant to the NCIB. A copy of the Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX can be obtained free of charge upon request from

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DragonWave Inc.
Management Proxy Circular
May 10, 2010

Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9.

SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than February 10, 2011 to be considered for inclusion in next year's Management Proxy Circular for the purposes of the Corporation's next annual meeting of shareholders.

ADDITIONAL INFORMATION

Financial information regarding the Corporation may be found in the Corporation's comparative consolidated financial statements and management's discussion and analysis for the year ended February 28, 2010. Additional information regarding the Corporation may be found in the Corporation's AIF for the year ended February 28, 2010. Copies of the AIF, this Circular (together with collateral material for the Meeting) and the Corporation's financial statements and management's discussion and analysis for the year ended February 28, 2010, may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9.

Additional information relating to the Corporation may also be found on SEDAR at www.sedar.com and at the Corporation's website at www.dragonwaveinc.com.

 APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending thereof to each holder of Common Shares entitled to receive notice of and vote at the Meeting, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental agencies have been approved by the directors of the Corporation.

DATED at Ottawa, Ontario, this 10th day of May, 2010.

Russell Frederick
Chief Financial Officer and Secretary

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 SCHEDULE "A"

MANDATE FOR THE DIRECTORS OF
DRAGONWAVE INC.

1.     Purpose

The primary function of the directors (individually a "Director" and collectively the "Board") of DragonWave Inc. (the "Corporation") is to supervise the management of the business and affairs of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the "CEO"), should set the standards of conduct for the Corporation.

2.     Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board. The chairman of the Board and a majority of the members of the Board shall be independent within the meaning of National Instrument 58-101 (Disclosure of Corporate Governance Practices) and the rules of any stock exchange or market on which the Corporation's shares are listed or posted for trading (collectively, "Applicable Governance Rules"). In this Mandate, the term "independent" includes the meanings given to similar terms by Applicable Governance Rules, including the terms "non-executive", "outside" and "unrelated" to the extent such terms are applicable under Applicable Governance Rules. The Board shall assess, on an annual basis, the adequacy of this Mandate.

3.     Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)
Legal Requirements

(i)
The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)
The Board has the statutory responsibility to, among other things:

A.
manage, or supervise the management of, the business and affairs of the Corporation;

B.
act honestly and in good faith with a view to the best interests of the Corporation;

C.
declare conflicts of interest, real or perceived;

D.
exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

E.
act in accordance with the obligations contained in the Canada Business Corporations Act (the "CBCA"), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies, applicable stock exchange rules, and other applicable legislation and regulations.

(iii)
The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.
any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.
the filling of a vacancy among the directors or in the office of auditor and the appointment or removal of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

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    C.
    the issue of securities except as authorized by the Board;

    D.
    the declaration of dividends;

    E.
    the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

    F.
    the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

    G.
    the approval of a management proxy circular;

    H.
    the approval of a take-over bid circular, directors' circular or issuer bid circular;

    I.
    the approval of an amalgamation of the Corporation;

    J.
    the approval of an amendment to the articles of the Corporation;

    K.
    the approval of annual financial statements of the Corporation; and

    L.
    the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)
Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)
Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)
Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

  (i)
  appoint the CEO, and together with the CEO, to develop a position description for the CEO;

  (ii)
  with the advice of the compensation committee of the Board (the "Compensation Committee"), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

  (iii)
  provide advice and counsel to the CEO in the execution of the duties of the CEO;

  (iv)
  develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

  (v)
  approve the appointment of all corporate officers;

  (vi)
  consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

  (vii)
  consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

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  (viii)
  ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)
Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other officers of the Corporation and to ensure that the CEO and such other officers are creating a culture of integrity throughout the Corporation.

(f)
Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

  (ii)
  approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

  (iii)
  ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

  (iv)
  ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

  (v)
  developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

  (vi)
  examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)
Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

  (ii)
  ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

  (iii)
  ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

  (iv)
  ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

  (v)
  reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)
Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  monitoring the Corporation's progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

  (ii)
  considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

  (iii)
  reviewing and approving material transactions involving the Corporation;

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  (iv)
  ensuring that the Corporation has implemented adequate internal control and management information systems;

  (v)
  assessing the individual performance of each Director and the collective performance of the Board; and

  (vi)
  overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.     Board's Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.     Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)
Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)
Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which he or she is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation's advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)
Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

(d)
Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director's time and availability, and may also present conflicts issues. Directors should consider advise the chairman of the Nominating and Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)
Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)
Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

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(g)
Evaluating Board Performance

The Board, in conjunction with the Nominating and Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Nominating and Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.     Qualifications and Directors' Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.     Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded. Management may be asked to participate in any meeting of the Board, provided that the CEO must not be present during deliberations or voting regarding his or her compensation.

Independent directors should meet separately from non-independent directors and management at least twice per year in conjunction with regularly scheduled Board meetings, and at such other times as the independent directors consider appropriate to ensure that the Board functions in an independent manner.

8.     Committees

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Disclosure Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.     Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.   Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Governance Committee.

Approved by the Directors on February 23, 2007 and revised and effective as of October 20, 2009

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 APPENDIX A

DRAGONWAVE INC.
RESOLUTION OF THE SHAREHOLDERS
CONFIRMATION OF AMENDMENT TO BY-LAW WITH RESPECT TO QUORUM
REQUIREMENTS

BE IT RESOLVED THAT:

The following amendment to By-law No. 1A of the Corporation is hereby sanctioned, ratified, confirmed and approved, with effect as of October 20, 2009:

1.
Paragraph 47 of By-law No. 1A of the Corporation enacted May 27, 2002, as amended by By-law No. 1B of the Corporation enacted February 28, 2007, is hereby repealed without prejudice to any action heretofore taken thereunder and replaced with the following:

    "47. Quorum.

    A quorum at any meeting of shareholders (unless a greater number of persons are required to be present or a greater number of shares are required to be represented by the Act or by the articles or any other by-law) shall be persons present not being less than two in number and holding or representing twenty-five percent (25%) or more of the total number of the issued shares of the Corporation for the time being entitling the holders thereof to vote at such meeting. Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one holder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting. No business shall be transacted at any meeting unless the requisite quorum be present at the time of the transaction of such business. If a quorum is not present at the time appointed for a meeting of shareholders or within such reasonable time thereafter as the shareholders present may determine, the persons present and entitled to vote may adjourn the meeting to a fixed time and place but may not transact any other business and the provisions of paragraph 46 with regard to notice shall apply to such adjournment."

 APPENDIX B

DRAGONWAVE INC.
RESOLUTION OF THE SHAREHOLDERS
CONFIRMATION OF AMENDMENT TO BY-LAW NO. 1A ALLOWING FOR THE ISSUE OF
UNCERTIFICATED SHARES

BE IT RESOLVED THAT:

The following amendment to By-law No. 1A of the Corporation is hereby sanctioned, ratified, confirmed and approved, with effect as of October 20, 2009:

1.
Paragraph 50 of By-law No. 1A of the Corporation enacted May 27, 2002 is hereby repealed without prejudice to any action heretofore taken thereunder and replaced with the following:

    "50. Certificates.

    The shares of the Corporation shall be represented by certificates, provided that, subject to Section 49 of the Act, the board of directors may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation's stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. At their option, every holder of stock of the Corporation that is represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by at least one of the following persons, or the signature shall be printed or otherwise mechanically reproduced on the certificate:

      (a)
      a director or officer of the Corporation;

      (b)
      a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf; and

      (c)
      a trustee who certifies it in accordance with a trust indenture.

            A share certificate containing the signature of a person which is printed, engraved, lithographed or otherwise mechanically reproduced thereon may be issued notwithstanding that the person has ceased to be a director or an officer, as the case may be, of the Corporation and shall be as valid as if the person were a director or an officer, as the case may be, at the date of its issue."

 APPENDIX C

DRAGONWAVE INC.
RESOLUTION OF THE SHAREHOLDERS
APPROVAL OF CHANGES TO THE AMENDMENT PROVISIONS OF THE STOCK OPTION PLAN

WHEREAS:

1.
the Board of Directors of the Corporation has, effective May 6, 2010, subject to shareholder approval, approved changes to the amendment provisions of the Stock Option Plan of the Corporation described in the Management Proxy Circular of the Corporation dated May 10, 2010, to require shareholder approval with respect to certain amendments to the Stock Option Plan (the "Changes to the Amendment Provisions");

BE IT RESOLVED THAT:

1.
the Changes to the Amendment Provisions be, and they hereby are, approved; and

2.
any one director or officer of the Corporation be and he is hereby authorized and directed to do such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.

 APPENDIX D

DRAGONWAVE INC.
RESOLUTION OF THE SHAREHOLDERS
APPROVAL OF POOL CALCULATION AMENDMENT

WHEREAS:

1.
the Board of Directors of the Corporation adopted on April 3, 2000, as amended and restated on May 27, 2002, November 10, 2003, June 20, 2005 and March 23, 2007, the Fourth Amended and Restated Key Employee Stock Option/Stock Issuance Plan;

2.
the shareholders of the Corporation approved the Fourth Amended and Restated Key Employee Stock Option/Stock Issuance Plan, by a majority of votes cast, in connection with the initial public offering of the Corporation, which was completed on April 19, 2007;

3.
the Fourth Amended and Restated Key Employee Stock Option/Stock Issuance Plan was further amended and restated by the Board of Directors in the form of the Fifth Amended and Restated Key Employee Stock Option Plan (the "Stock Option Plan") a copy of which is attached as Appendix F to the Management Proxy Circular dated May 10, 2010 of the Corporation (the "Circular"), effective on and as of May 6, 2010;

4.
on May 6, 2010, the Board of Directors approved a change to the Stock Option Plan, such that the maximum number of common shares issuable under the Stock Option Plan calculated from the date of the approval of this resolution by the shareholders of the Corporation at this meeting (the "Shareholder Approval Date") shall be 10% of the number of common shares issued and outstanding from time to time (and for greater certainty, common shares issued as restricted stock and the common shares issued pursuant to options exercised prior to the Shareholder Approval Date will not be deducted from the pool of common shares available for issuance under the Stock Option Plan); and

5.
as of May 10, 2010, 10% of the outstanding common shares of the Corporation is equal to 3,694,721 common shares, and options to purchase 1,729,052 common shares (representing approximately 4.7% of the Corporation's outstanding common shares) are outstanding under the Stock Option Plan, and 1,965,669 common shares (representing approximately 5.3% of the Corporation's outstanding common shares) are available for future grants of options under the Stock Option Plan;

BE IT RESOLVED THAT:

1.
the change to the Stock Option Plan to provide that the maximum number of common shares issuable after the Shareholder Approval Date under the Stock Option Plan, as may be amended from time to time in accordance with its terms, is 10% of the number of issued and outstanding common shares from time to time, as described in the foregoing recitals, is hereby authorized and approved; and

2.
any one director or officer of the Corporation be and he is hereby authorized and directed to do such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.

 APPENDIX E

DRAGONWAVE INC.
RESOLUTION OF THE SHAREHOLDERS
APPROVAL OF UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN

(STOCK OPTION PLAN RESOLUTION)

WHEREAS:

1.
the Board of Directors of the Corporation adopted on April 3, 2000, as amended and restated on May 27, 2002, November 10, 2003, June 20, 2005 and March 23, 2007, the Fourth Amended and Restated Key Employee Stock Option/Stock Issuance Plan;

2.
the shareholders of the Corporation approved the Fourth Amended and Restated Key Employee Stock Option/Stock Issuance Plan, by a majority of votes cast, in connection with the initial public offering of the Corporation, which was completed on April 19, 2007;

3.
the Fourth Amended and Restated Key Employee Stock Option/Stock Issuance Plan was further amended and restated by the Board of Directors in the form of the Fifth Amended and Restated Key Employee Stock Option Plan (the "Stock Option Plan") a copy of which is attached as Appendix F to the Management Proxy Circular dated May 10, 2010 of the Corporation, effective on and as of May 6, 2010;

4.
the Board of Directors approved a change to the maximum number of common shares issuable under the Stock Option Plan after the Shareholder Approval Date (as such term is defined in the Stock Option Plan) to 10% of the number of common shares issued and outstanding from time to time (the "Pool Calculation Amendment");

5.
the Pool Calculation Amendment has been submitted to shareholders for approval;

6.
assuming the approval of the Pool Calculation Amendment, as of May 10, 2010, 10% of the outstanding common shares of the Corporation is equal to 3,694,721 common shares, and options to purchase 1,729,052 common shares (representing approximately 4.7% of the Corporation's outstanding common shares) are outstanding under the Stock Option Plan, and 1,965,669 common shares (representing approximately 5.3% of the Corporation's outstanding common shares) are available for future grants of options under the Stock Option Plan;

7.
if the Pool Calculation Amendment is not approved, as of May 10, 2010, 15% of the outstanding common shares of the Corporation is equal to 5,542,082 common shares, 2,562,196 common shares have been issued as restricted stock or on the exercise of options (representing approximately 6.9% of the Corporation's outstanding common shares), options to purchase 1,729,052 common shares (representing approximately 4.7% of the Corporation's outstanding common shares) are outstanding under the Stock Option Plan, and 1,250,834 Common Shares (representing approximately 3.4% of the outstanding Common Shares) are available for future grants of options under the Stock Option Plan;

8.
the Stock Option Plan does not have a fixed maximum number of common shares issuable; and

9.
the rules of Toronto Stock Exchange provide that all unallocated options, rights or other entitlements under a security-based compensation arrangement which does not have a fixed number of maximum securities issuable be approved every three years;

BE IT RESOLVED THAT:

1.
if the Pool Calculation Amendment is approved by shareholders, all unallocated options under the Stock Option Plan, as may be amended from time to time in accordance with its terms, based on a maximum number of 10% of the outstanding common shares as described in the Management Proxy Circular dated May 10, 2010 of the Corporation, being 1,965,669 common shares (representing approximately 5.3% of the Corporation's outstanding common shares) as of May 10, 2010, be and are hereby approved and authorized until June 15, 2013, that is the date that is three years from the date when shareholder approval is currently being sought, unless the Stock Option Plan is terminated earlier;

2.
if the Pool Calculation Amendment is not approved by shareholders, all unallocated options under the Stock Option Plan, as may be amended from time to time in accordance with its terms, based on a maximum number of 15% of the outstanding common shares as described in the Management Proxy

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  Circular dated May 10, 2010 of the Corporation, being 1,250,834 Common Shares (representing approximately 3.4% of the outstanding Common Shares) as of May 10, 2010, be and are hereby approved and authorized until June 15, 2013, that is the date that is three years from the date when shareholder approval is currently being sought, unless the Stock Option Plan is terminated earlier; and

3.
any one director or officer of the Corporation be and he is hereby authorized and directed to do such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.

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 APPENDIX F

DRAGONWAVE INC.

Fifth Amended and Restated Key Employee Stock Option Plan
(as adopted and effective on April 3, 2000 and amended and restated on
May 27, 2002, November 10, 2003, June 20, 2005, March 23, 2007 and May 6, 2010)

DRAGONWAVE INC.

FIFTH AMENDED AND RESTATED KEY EMPLOYEE STOCK OPTION PLAN

(as adopted and effective on April 3, 2000 and amended and restated
on May 27, 2002 on November 10, 2003, June 20, 2005, March 23, 2007 and May 6, 2010)

ARTICLE ONE:

GENERAL PROVISIONS

        1.1        Definitions.    In the Plan:

  (a)
  "Acquirer" means the successor to all or substantially all of the assets or capital shares of the Corporation, or any other successor of the business of the Corporation as determined by the Board, in either case pursuant to a Corporate Event, and includes the affiliated entities of any such successor;

  (b)
  "Black Out Period" means a period during which a Participant is prohibited by the Corporation from exercising Options pursuant to the Corporation's Insider Trading Policy, as in effect from time to time;

  (c)
  "Board" means the board of directors of the Corporation;

  (d)
  "Code" means the United States Internal Revenue Code of 1986, as amended, and applicable regulations promulgated thereunder;

  (e)
  "Compensation Committee" means the compensation committee of the Board;

  (f)
  "Consultant" means:

  (i)
  a person who: (A.) is engaged to provide services to the Corporation or a Related Entity, other than services provided in relation to a distribution (as such term is defined in the Securities Act); (B.) provides the services under a written contract with the Corporation or a Related Entity; and (C.) in the reasonable opinion of the Plan Administrator, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a Related Entity, and includes, for an individual Consultant, a Consultant Company or Consultant Partnership of such individual; and

  (ii)
  any person who is not a resident of Canada who is designated by the Plan Administrator as a Consultant having regard to applicable securities laws;

  (g)
  "Consultant Company" means, for an individual consultant, a company of which the individual consultant is an employee or shareholder;

  (h)
  "Consultant Partnership" means, for an individual consultant, a partnership of which the individual consultant is an employee or partner;

  (i)
  "Corporate Event" means: (i) a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with one or more of its Related Entities); (ii) a tender offer for all or substantially all of the outstanding Shares; (iii) the sale of all or substantially all of the assets of the Corporation; or (iv) any other acquisition of the business of the Corporation as determined by the Board;

  (j)
  "Corporation" means DragonWave Inc., a corporation incorporated under the Canada Business Corporations Act, and includes any successor corporation thereto;

  (k)
  "Date of Grant" means the date specified by the Board as the date of grant of an Option, such date not to be earlier than the date such grant is approved by the Board;

  (l)
  "Director" means a member of the Board or a member of the board of directors of a Related Entity;

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  (m)
  "Employee" means a person employed by the Corporation or a Related Entity, and, with respect to the grant of any Incentive Stock Option, who is an employee for the purposes of Section 422 of the Code;

  (n)
  "Equity Award" means any Option, restricted stock, deferred stock unit or other equity granted pursuant to the Plan or otherwise, to a Non-Executive Director in his capacity as such, other than equity granted or taken in lieu of cash fees;

  (o)
  "Executive Officer" has the meaning ascribed to the term "executive officer" in NI 45-106;

  (p)
  "Incentive Stock Option" means an Option that is labelled or described as an Incentive Stock Option and which qualifies as an Incentive Stock Option within the meaning of Section 422(b) of the Code;

  (q)
  "Insider" has the meaning set forth in the Securities Act, but excludes a director or senior officer of a Related Entity unless such director or senior officer: (a) in the ordinary course receives or has access to material facts or material changes concerning the Corporation before the material facts or material changes are generally disclosed; (b) is a director or senior officer of a major subsidiary (as such term is defined under applicable securities laws) of the Corporation; or (c) is an insider of the Corporation (within the meaning of the Securities Act) in a capacity other than as a director or senior officer of a Related Entity;

  (r)
  "IPO" means the Corporation's initial public offering on the TSX;

  (s)
  "NI 45-106" means National Instrument 45-106 — Prospectus and Registration Exemptions, promulgated under the Securities Act, as such instrument may be amended from time to time, or any successor instrument thereto;

  (t)
  "Non-Executive Director" means any Director who is not also an employee of the Corporation or an employee of a Related Entity;

  (u)
  "Non-Statutory Stock Option" means an Option granted to a Participant who is a resident of the United States which is not intended to be or does not qualify as an Incentive Stock Option;

  (v)
  "Officer" means an Executive Officer of the Corporation or a Related Entity duly appointed by the Board or the board of directors of a Related Entity, as applicable;

  (w)
  "Option" means a contract complying with the provisions of the Plan between the Corporation and a Participant pursuant to which the Participant has a right to subscribe for unissued Shares, and includes an Incentive Stock Option and a Non-Statutory Stock Option;

  (x)
  "Option Agreement" has the meaning set forth in Section 2.3 below;

  (y)
  "Optioned Shares" means Shares subject to issuance pursuant to an Option;

  (z)
  "Outstanding Issue" means the number of Shares outstanding on a non-diluted basis immediately prior to the issuance in question; excluding, for the purposes of Section 1.6(a)(i), Shares issued by the Corporation as or under Share Compensation Arrangements (including the Plan) during the preceding one (1) year period;

  (aa)
  "Participant" means a Consultant, Officer, Director or Employee, or former Consultant, Officer, Director or Employee who continues to hold an Option;

  (bb)
  "Plan" means this Fifth Amended and Restated Key Employee Stock Option Plan, as the same may be amended from time to time;

  (cc)
  "Plan Administrator" means the Compensation Committee, or if a Compensation Committee is not appointed, the Board, in either case acting in the capacity as administrator of the Plan;

  (dd)
  "Related Entity" has the meaning ascribed to the term "related entity" in NI 45-106;

  (ee)
  "Restricted Stock" means Shares issued as "Restricted Stock" pursuant to the "Stock Issuance Program" in previous iterations of the Plan;

Page / 2

  (ff)
  "Securities Act" means the Securities Act (Ontario), as the same may be amended from time to time;

  (gg)
  "Service Termination Date" means:

  (i)
  in the event of the death of a Participant who is a natural person, the date of such death;

  (ii)
  in the event of a termination with or without cause by the Corporation or a Related Entity (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), of the employment of a Participant who is an Officer or Employee, the date that actual notice of termination or dismissal is given by the Corporation to the Participant (without reference to a "notice period" or "severance period" or any other period after the date that actual notice of termination is given) as determined by the Plan Administrator;

  (iii)
  in the event of the voluntary resignation of a Participant who is a an Officer, Employee or Director from his or her employment or term of office, the date of such resignation;

  (iv)
  in the event of the termination by the Corporation or a Related Entity of the term of office of a Participant who is a Director (other than a Director who is also an Officer), the date of the Participant's last day of service as a director;

  (v)
  in the event of the termination of the consulting agreement or arrangement of a Participant who is a Consultant, the last day of the Consultant's service to the Corporation as a Consultant (whether or not the termination of the Participant's consulting agreement or arrangement is effected in compliance with any termination provisions contained in the Participant's consulting agreement or arrangement) as determined by the Plan Administrator; or

  (vi)
  in the event of the termination of the Participant's service as a Consultant, Officer, Director or Employee for any reason not listed above (including the retirement or disability of the Participant), the date of such termination of service as determined by the Plan Administrator;

  (hh)
  "Share Compensation Arrangement" means a plan or program established or maintained by the Corporation providing for the acquisition of securities of the Corporation by persons described in the definition of "Participant" as compensation or as an incentive or benefit for services provided by such persons, and including all "security based compensation arrangements" as such term is used in the TSX Company Manual;

  (ii)
  "Shareholder Approval" has the meaning set forth in Section 3.3;

  (jj)
  "Shareholder Approval Date" means June 15, 2010 or such other date that the calculation of the maximum number of Shares issuable under the Plan as provided in Section 1.4 is approved by the shareholders of the Corporation at a duly constituted meeting as required by the rules of the TSX;

  (kk)
  "Shares" means the Common Shares without nominal or par value in the capital of the Corporation, and, in the event of an adjustment contemplated by Section 1.9 hereof, such other shares or securities to which a Participant may be entitled as a result of such adjustment;

  (ll)
  "Ten Percent Shareholder Participant" means a Participant to whom an Incentive Stock Option is granted pursuant to the provisions of the Plan who is, on the date of the grant, the owner of stock (as determined under Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or its parent, if any, or its subsidiary corporations (as defined in Code Section 424(e)); and

  (mm)
  "TSX" means the Toronto Stock Exchange.

        1.2        Amendment and Restatement.    The DragonWave Inc. Fourth Amended and Restated Key Employee Stock Option/Stock Issuance Plan is hereby amended and restated in the form hereof effective as of and from the Shareholder Approval Date.

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        1.3        Purpose.    The purpose of the Plan is to provide Consultants, Officers, Directors and Employees with a proprietary interest in the Corporation in order to:

  (a)
  increase the interest in the Corporation's welfare of those individuals who share primary responsibility for the management, growth and protection of the business of the Corporation;

  (b)
  furnish an incentive to such individuals to continue providing their services to the Corporation and its Related Entities; and

  (c)
  provide a means through which the Corporation and its Related Entities may attract qualified persons to engage as Consultants, Officers, Directors and Employees.

        1.4        Shares Subject to the Plan.    The Shares subject to Options under the Plan shall be authorized but unissued Shares. The maximum aggregate number of Shares issuable, calculated from the Shareholder Approval Date, pursuant to the terms of the Plan shall be equal to ten percent (10%) of the number of issued and outstanding Shares from time to time, provided that Shares which by reason of the expiration, cancellation or termination of an unexercised Option are no longer subject to purchase pursuant to an Option granted under the Plan shall be returned to the pool of Shares issuable hereunder and may be made subject to additional Options granted pursuant to the Plan.

        For greater certainty, the maximum aggregate number of Shares issuable pursuant to the Plan shall not be decreased by: (i) the number of Shares issued pursuant to any Options exercised prior to the Shareholder Approval Date; or (ii) the number of Shares issued as Restricted Stock prior to the Shareholder Approval Date.

        1.5        Administration.    The Plan shall be administered by the Plan Administrator. No Director shall take any action with respect to Options granted to such Director. The Corporation shall pay all costs associated with the administration of the Plan. The Plan Administrator shall have full and final authority in its discretion, but subject to the provisions of the Plan:

  (a)
  to determine from time to time the individuals to whom Options shall be granted;

  (b)
  to determine the number of Shares to be covered by each Option;

  (c)
  subject to Section 1.8 below, to determine the time or times at which Options shall be granted and shall vest and/or become exercisable;

  (d)
  to designate Options as Incentive Stock Options or Non-Statutory Options, as applicable; and

  (e)
  to make all other determinations with regard to the Option Grant Program and the grant of Options, and the terms and conditions of such Options, permitted pursuant to the Plan;

  (f)
  to interpret the Plan;

  (g)
  to make, amend and rescind rules and regulations relating to the Plan;

  (h)
  to determine the terms and provisions of the instruments by which Options shall be evidenced and Shares shall be issued; and

  (i)
  to make all other determinations necessary or advisable for the administration of the Plan.

        Notwithstanding the foregoing, no amendment to the Plan that materially and adversely affects the rights and privileges pursuant to the terms of the Plan of any Option granted or Shares issued under the Plan may be effected without the consent, in writing, of the affected Participant (provided, that, amendments to the Plan referred to in Article 4, Section 3.3(a), (c), (d), (e), (h), (i) and (j) shall be deemed to not materially or adversely amend such rights and privileges).

        The Plan Administrator may act upon recommendations received from senior management of the Corporation.

        Subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX, nothing contained in the Plan or any Option shall be construed in any way so as to prevent the Corporation or any Related Entity from taking any corporate action that is deemed by the Corporation or the Related Entity to be appropriate or in its best interest, even if such action would have an adverse effect on the Plan.

Page / 4

        No member of the Board, and no member of the compensation committee appointed as Plan Administrator, shall be liable for any action or determination relating to or under the Plan made in good faith. All decisions made by the Plan Administrator shall be made in the Plan Administrator's sole discretion (but in accordance with the terms and provisions of the Plan) and shall be final and binding on all persons having or claiming any interest in the Plan or in any Option.

        1.6        Restrictions.

  (a)
  No Option shall be granted at any time to any Insider if such Option, together with all of the Corporation's previously established or proposed Share Compensation Arrangements, including the Plan, could result, at any time, in:

  (i)
  the number of Shares issued to Insiders pursuant to the Plan, together with all of such other Share Compensation Arrangements, within any one (1) year period exceeding ten percent (10%) of the Outstanding Issue; or

  (ii)
  the number of Shares issuable to Insiders at any time pursuant to the Plan and all such other Share Compensation Arrangements exceeding ten percent (10%) of the Outstanding Issue.

  (b)
  No fractional Shares may be purchased or issued under the Plan.

        1.7        Pricing of Optioned Shares.    The purchase price of Shares subject to Options granted pursuant to the Plan shall be determined by the Plan Administrator on the Date of Grant, as follows:

  (a)
  the purchase price of Shares subject to an Option granted under the Plan shall, subject to any other requirement of the TSX and any other stock exchange or market on which the Shares are then listed or admitted, be equal to at least the volume weighted average trading price for a Share (calculated by dividing the total value of Shares traded by the total volume of Shares traded for the relevant period) as quoted on such exchange or market (or, if such Shares are listed on more than one exchange or market, the exchange or market where the majority of the trading volume and value of the Shares occurs) for the five (5) market trading days immediately prior to the Date of Grant; and

  (b)
  notwithstanding sub-section (a) above, the purchase price of Shares subject to an Incentive Stock Option granted under the Plan to a Ten Percent Shareholder Participant shall be not less than 110% of the fair market value of the Shares on the Date of Grant as determined in good faith by the Board at the Date of Grant.

        1.8        Vesting.    Unless otherwise approved by the Board, and subject to any earlier termination of the Options as provided in the Plan, all Options granted under the Plan shall vest, as to twenty-five percent (25%) of the Optioned Shares, on the one-year anniversary of the Date of Grant, and thereafter, 1/36th of the remaining Optioned Shares shall vest at the end of each month, such that all Optioned Shares subject to issuance pursuant to the Option shall be vested on that date which is four (4) years after the Date of Grant.

        1.9        Adjustments.    Subject to Section 1.4, the Plan Administrator may adjust the number and kind of Shares available for grants of Options, and the number and kind of Shares subject to outstanding Options and the exercise price of Options granted hereunder, to effect a change in capitalization of the Corporation, such as a stock dividend, stock split, reverse stock split, share combination, exchange of shares, merger, consolidation, reorganization, liquidation, or the like, of or by the Corporation.

        1.10        Changes in Service.    Notwithstanding any other term or provision of this Plan, unless the Plan Administrator, in its discretion, otherwise determines, at any time and from time to time, Options are not affected by a change of employment or office or consulting arrangement within or among the Corporation or a Related Entity for so long as the Participant continues to be a Consultant, Officer, Director or Employee of the Corporation or a Related Entity.

        1.11        Lock-up.    If requested in writing by the Corporation or any underwriter of the securities of the Corporation, each Participant shall agree not to sell or otherwise transfer or dispose of the Shares held by the Participant (including any Shares issued as Restricted Stock) for a period not to exceed 180 days following the effective date of a registration statement or receipt date of a (final) prospectus of the Corporation and, at the Corporation or such underwriter's request, shall sign a lock-up agreement to such effect.

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ARTICLE TWO:

STOCK OPTION TERMS

        2.1        Stock Option Program Restrictions.    No Option shall extend for a period of more than seven (7) years from the Date of Grant, provided that Options granted prior to June 15, 2010 shall expire, subject to accelerated terms as provided for in this Plan, in accordance with the terms of such Option and the applicable Option Agreement as approved by the Board. No Incentive Stock Option may be granted after ten (10) years from the Shareholder Approval Date. Unless otherwise approved by the Board, the term and expiry date of any Option granted after the date of this Plan shall be five (5) years from Date of Grant of such Option.

        2.2        Participants.

  (a)
  Subject to clause (b) and (c) below, the Plan Administrator may, from time to time, select particular Consultants, Officers, Directors and Employees to whom Options are to be granted or issued, and upon the grant or issuance of such Options, the selected individuals shall become Participants under the Plan.

  (b)
  Grants of Options to Non-Executive Directors in their capacity as such shall be limited for each Non-Executive Director to a grant in each fiscal year of the Corporation of Options with an award value, together with any other Equity Award in that fiscal year, not exceeding Cdn.$100,000, calculated using the Black-Scholes methodology or, in the discretion of the Committee, such other methodology as may be prescribed under generally accepted accounting principles, at the Date of Grant.

  (c)
  In addition to the limit set out in Section 2.2(b) above, for each financial year of the Corporation, the maximum number of common shares issuable pursuant to Options granted to a Director by virtue of his or her service as a Director in that financial year, is that number of common shares equal to 0.05% of the Outstanding Issue as at the last day of such financial year.

        2.3        Grant of Options.    Options may be granted by the Corporation pursuant to the recommendations of the Plan Administrator. All grants of Options shall be approved by the Board. Options granted hereunder shall be evidenced by a written stock option agreement (the "Option Agreement") (which may be in the form of the confirmation letter annexed hereto as Schedule A) executed by the Corporation and the Participant, containing such terms and provisions as are recommended and approved from time to time by the Plan Administrator, but subject to and not more favourable than the terms of the Plan. The Plan Administrator may from time to time require additional terms which the Plan Administrator deems necessary or advisable. The Corporation shall execute Option Agreements upon instruction from the Plan Administrator.

        2.4        Incentive Stock Options.    The maximum number of Shares subject to Options that may be characterized as Incentive Stock Options shall be 2,071,916 Shares. Incentive Stock Options may only be granted to Employees who are resident in the United States. To the extent that Options designated as Incentive Stock Options become exercisable by a Participant for the first time during any calendar year for Shares having a fair market value greater than US$100,000, the portion of such Options which exceeds such amount shall not be treated as Incentive Stock Options but instead shall be treated as Non-Statutory Stock Options. For the purposes of this Section 2.4, Options designated as Incentive Stock Options shall be taken into account in the order in which they were granted, and the fair market value of Shares shall be determined as of the Date of Grant of the Option with respect to such Shares. If the Code is amended to provide for a different limitation than that set forth in this Section 2.4, such different limitation shall be deemed incorporated herein effective as of the date and with respect to such Options as may be required or permitted by such amendment to the Code. If an Option is treated as a Non-Statutory Option in part by reason of the limitation set forth in this Section 2.4, the Participant may designate which portion of such Option the Participant is exercising at any given time. In the absence of such designation, the Participant shall be deemed to have exercised the Incentive Stock Option portion of the Option first. The Corporation shall have no liability to a Participant, or any other party, if any Option (or any part thereof) intended to be an Incentive Stock Option is not an Incentive Stock Option.

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        2.5        Restrictions.    The Plan Administrator may at the time of granting an Option or at any subsequent time impose such restrictions, if any, on issuance, voluntary disposition and release from escrow of any Options including, without limitation, permitting exercise of Options only in instalments over a period of years.

        2.6        Exercise and Payment.    Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised. Full payment for Shares purchased upon the exercise of an Option shall be delivered to the Corporation either by: (i) cash or by certified cheque or money order, or (ii) subject to applicable securities laws, the rules of the TSX or any stock exchange or market on which the Shares are then listed or admitted to trading, and any other requirements of the Plan Administrator, by the actual delivery or deemed delivery or assignment to the Corporation of Shares having a fair market value (as determined by the Plan Administrator) equal to the purchase price, or (iii) by such other consideration and method of payment approved by the Plan Administrator, or (iv) by any combination of the foregoing. No Shares shall be issued until full payment has been made and a Participant shall have none of the rights of a shareholder of the Corporation in respect of the Shares subject to an Option until such Shares have been taken up, paid for in full as provided above and issued to the Participant and the Participant has executed such other documents as may be required under the Plan and the Option Agreement governing the granted Option.

        2.7        Transferability of Options.    An Incentive Stock Option shall not be assignable or transferable by any Participant and, subject to Section 2.8(a) hereof, may be exercised during the life of the Participant only by the Participant. An Option other than an Incentive Stock Option is assignable or transferable only: (a) by will or by the laws of descent and distribution or otherwise for estate settlement purposes; or (b) with the prior written consent of the Plan Administrator and subject to such conditions as the Plan Administrator may designate, to a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or tax-free savings account (TFSA), or similar plan, fund or account that is (i) established by the individual, or (ii) under which the individual is a beneficiary. The obligations of each Participant pursuant to the Plan and any Option shall be binding on his or her heirs, executors, administrators, successors and permitted assigns.

        2.8        Rights in Event of Termination.

  (a)
  Death.    If a Participant who is a natural person dies while a Consultant, Officer, Director or Employee, then any Options held by the Participant that are exerciseable on the date of death shall continue to be exerciseable by the executor or the administrator of the Participant's estate until the earlier of: (A) the date which is one hundred and twenty (120) days after the date of the Participant's death; and (B) the date on which the particular Option otherwise expires. Any Options held by the Participant that were not exerciseable at the date of the Participant's death shall immediately expire and be cancelled on such date.

  (b)
  Without Cause Termination/Voluntary Resignation — Officers and Employees.    Where, in the case of a Participant who is an Officer (including a Director who is also an Officer) or an Employee, the Participant's employment or term of office terminates by reason of: (i) termination by the Corporation or a Related Entity without cause (whether such termination occurs with or without any or adequate reasonable notice, or with or without any or adequate compensation in lieu of such reasonable notice), or (ii) voluntary resignation by the Participant, then any Options held by the Participant that are exercisable at the Service Termination Date (as defined in Section 1.1(gg), (ii) or (iii), respectively) shall continue to be exerciseable by the Participant until the earlier of: (A) the date which is thirty (30) days after such Service Termination Date; and (B) the date on which the particular Option otherwise expires. Any Options held by the Participant that are not exercisable at such Service Termination Date shall immediately expire and be cancelled on such Service Termination Date.

  (c)
  Termination Other than by Reason of Breach of Fiduciary Duty/Termination by Voluntary Resignation — Directors. Where, in the case of a Participant that is a Director (other than a Director who is also an Officer), the Director's term of office terminates by reason of: (i) termination by the Corporation or a Related Entity other than for breach of fiduciary duty; or (ii) voluntary resignation by the Participant, then any Options held by the Participant that are

Page / 7

    exercisable at the Service Termination Date (as defined in Section 1.1(gg), (iii) or (iv), respectively) continue to be exercisable by the Participant until the earlier of: (A) the date which is thirty (30) days after such Service Termination Date; and (B) the date on which the particular Option otherwise expires. Any Options held by the Participant that are not exercisable at such Service Termination Date shall immediately expire and be cancelled on such Service Termination Date.

  (d)
  Termination by Reason of Breach of Fiduciary Duty/For Cause Termination.    Where a Participant's service to the Corporation or a Related Entity as an Officer, Director or Employee is terminated by the Corporation or a Related Entity for cause or for breach of fiduciary duty, then any Options held by the Participant, whether or not exercisable on the date of such termination, immediately expire and are cancelled on such date at a time determined by the Plan Administrator, in its sole discretion.

  (e)
  Termination of Consulting Arrangements.    Where, in the case of a Participant who is a Consultant:

  (i)
  the Participant's consulting agreement or arrangement terminates by reason of: (A) termination by the Corporation or a Related Entity for any reason whatsoever other than for breach of the consulting agreement or arrangement (whether or not such termination is effected in compliance with any termination provisions contained in the Participant's consulting agreement or arrangement), or (B) voluntary termination by the Participant, then any Options held by the Participant that are exercisable at the Service Termination Date (as defined in Section 1.1(gg)(v)), continue to be exercisable by the Participant until the earlier of: (A) the date that is thirty (30) days from such Service Termination Date; and (B) the expiry date of the particular Option. Any Options held by the Participant that are not exercisable at such Service Termination Date shall immediately expire and be cancelled on such date; and

  (ii)
  the Participant's consulting agreement or arrangement is terminated by the Corporation or a Related Entity for breach of the consulting agreement or arrangement then any Options held by the Participant, whether or not such Options are exercisable at such Service Termination Date, immediately expire and are cancelled on such Service Termination Date at a time determined by the Plan Administrator, in its discretion.

  (f)
  Other Termination of Service.    If the Participant's service as a Consultant, Officer, Director or Employee terminates for any reason not referred to above (including retirement or disability), then any Options held by the Participant that are exercisable at the Service Termination Date (as defined in Section 1.1(gg)(vi)) continue to be exerciseable by the Participant until the earlier of: (A) the date which is thirty (30) days after such Service Termination Date; and (B) the date on which the particular Option otherwise expires. Any Options held by the Participant that are not exercisable at such Service Termination Date shall immediately expire and be cancelled on such Service Termination Date.

        2.9        Black Out Periods.    Notwithstanding the foregoing, except in the case of Incentive Stock Options, if an Option expires, terminates or is cancelled (other than an expiry, termination or cancellation pursuant to Section 2.8(d) or 2.8(e) above) within or immediately after a Black Out Period, the Participant may elect for the term of such Option to be extended to the date which is then (10) business days after the last day of the Black Out Period; provided, that, the expiration date as extended by this sub-section 2.9 will not in any event be beyond the later of: (i) December 31 of the calendar year in which the Option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the Option was otherwise due to expire.

        2.10        Liquidation or Dissolution.    In the event of the proposed dissolution, liquidation or winding-up of the Corporation, to the extent that an Option has not been previously exercised, it will terminate immediately prior to the consummation of such proposed action.

ARTICLE THREE:

MISCELLANEOUS

        3.1        Merger, Amalgamations, Sale of Assets, Winding-Up, etc.    In the event of a Corporate Event, the Board in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules,

Page / 8

regulations and policies of the TSX) may, without any action or consent of the Participants, provide for: (a) the continuation or assumption of outstanding Options by or to the Acquirer; (b) the substitution of Options for options and/or shares of restricted stock and/or other securities of the Acquirer; (c) the substitution of Options with a cash incentive program of the Acquirer; (d) the acceleration of the vesting of Options to a date prior to or on the date of the Corporate Event, and the expiration of outstanding Options to the extent not timely exercised by the date of the Corporate Event or such other date as may be designated by the Board; (e) the cancellation of all or any portion of the outstanding Options by a cash payment and/or other consideration receivable by the holders of Shares of the Corporation as a result of the Corporate Event equal to the excess, if any, of the fair market value (as determined by the Board), on the date of the Corporate Event, over the exercise price of the Shares subject to the outstanding Options or portion thereof being cancelled (provided, that, for greater certainty, if the purchase price of the Options exceeds such fair market value, the Board shall have the ability to cancel such Options without any payment of consideration to the Participant); or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances. Upon the occurrence of a Corporate Event, to the extent that an Acquirer has by appropriate action assumed the Corporation's obligations under the Plan, the vesting and other rights of the Corporation under each outstanding Option and any related agreement shall inure to the benefit of the Acquirer and shall apply to the cash, securities or other property into which the Shares were converted or exchanged for pursuant to such Corporate Event in the same manner and to the same extent as they applied to the Shares subject to the Option.

        3.2        Withholding Taxes.    The Corporation's obligation to deliver Shares issuable on the exercise of an Option shall be subject to the Participant's satisfaction of all applicable income, employment and non-resident withholding tax obligations. Without limiting the generality of the foregoing, if the Corporation or any of its Related Entities determines in its sole discretion that under the requirements of applicable taxation laws or regulations of any governmental authority whatsoever it is obliged to withhold for remittance to a taxing authority any amount upon exercise of an Option, the Corporation or any of its Related Entities may take any steps it considers necessary or appropriate in the circumstances to withhold in connection with any Option or other benefit under the Plan including, without limiting the generality of the foregoing:

  (a)
  requiring the Participant exercising the Option to pay the Corporation or any of its Related Entities, in addition to any in the same manner as the exercise price for the Option Shares, such amount as the Corporation or its Related Entity is obliged to remit to such taxing authority in respect of the exercise of the Option, with any such additional payment, in any event, being due no later than the date as of which any amount with respect to the Option exercised first becomes included in the gross income of the Participant for tax purposes;

  (b)
  issuing the Option Shares to an agent on behalf of the Participant and directing the agent to sell a sufficient number of the Option Shares on behalf of the Participant to satisfy the amount of any such withholding obligation, with the agent paying the proceeds of any such sale to the Corporation or any of its Related Entities for this purpose; or

  (c)
  to the extent permitted by law, deducting the amount of any such withholding obligation from any payment of any kind otherwise due to the Participant.

        3.3        Amendment or Discontinuation.    Subject to Section 1.5 above, the Plan may be amended, altered or discontinued by the Board at any time, subject to obtaining: (i) any necessary approval of any applicable regulatory authority including, without limitation, the TSX if the Shares are listed on the TSX or any other stock exchange or market on which the Shares are then listed or admitted to trading; and (ii) if required by the rules of the TSX if the Shares are listed on the TSX, the approval of the shareholders of the Company in accordance with the rules, regulations and policies of the TSX at a duly constituted meeting of shareholders, or such other shareholder approval as may be required by the rules of any other stock exchange or market on which the Shares are then listed or admitted to trading ("Shareholder Approval"). Notwithstanding the foregoing, the following amendments to the Plan may be made by the Board without Shareholder Approval:

  (a)
  amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Plan, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

Page / 9

  (b)
  suspension or termination of the Plan;

  (c)
  amendments to respond to changes in legislation, regulations, instruments (including NI 45-106), stock exchange rules (including the rules, regulations and policies of the TSX or NASDAQ) or accounting or auditing requirements;

  (d)
  amendments respecting administration of the Plan;

  (e)
  any amendment to the definition of "Consultant", "Officer", "Director" or "Employee" or otherwise relating to the eligibility of any service provider of the Corporation or a Related Entity to receive a Option;

  (f)
  changes to the vesting provisions for any outstanding Option, except with respect to Options held by any Insider;

  (g)
  amendments to termination provisions of the Plan or any outstanding Option, provided no such amendment may result in an extension of any outstanding Option held by an insider beyond its original expiry date;

  (h)
  adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation;

  (i)
  amendments to permit Options granted under the Plan to be transferable or assignable for estate settlement purposes;

  (j)
  amendments necessary to qualify any or all Incentive Stock Options for such favourable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code; and

  (k)
  any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

        The approval of the shareholders of the Company at a duly constituted meeting of shareholders will be required for the following types of amendments:

    (i)
    amendments to the number of Shares issuable under the Plan, including an increase to a maximum percentage of Shares or a change from a maximum percentage of Shares to a fixed maximum number;

    (ii)
    amendments to the limitations on grants of Options to Non-Executive Directors in Section 2.2(b) of the Plan;

    (iii)
    amendments (a) reducing the exercise price or purchase price of an Option (which for such purpose shall include a cancellation of outstanding Options and contemporaneous re-grant of Options having a lower exercise price or purchase price), or (b) extending the term of an Option;

    (iv)
    amendments to permit Options to be transferable or assignable other than for estate settlement purposes;

    (v)
    amendments to this Section 3.3; and

    (vi)
    amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

        In the event of any conflict between subsections (a) to (k) and subsections (i) to (vi), above, the latter shall prevail to the extent of any conflict.

        3.4        Employment.    The Plan and any Option granted under the Plan do not confer upon the Participant any right to be employed or engaged or to continued employment or engagement by the Corporation or any Related Entity.

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        3.5        No Right to be Granted an Option.    Nothing in the Plan shall be construed so as to give any Consultant, Director, Officer or Employee any right to receive an Option.

        3.6        No Obligation to Exercise Option.    The granting of an Option pursuant to the Plan shall not impose any obligation upon the Participant to exercise such Option.

        3.7        Regulatory Requirements.    While the Plan is intended to satisfy SEC Rule 701 and NI 45-106, Options may be made under the Plan in reliance upon other securities law exemptions, as applicable, and to the extent another exemption is relied upon, the terms of the Plan which are required only because of SEC Rule 701 or NI 45-106, as applicable, need not apply. The Corporation's obligation to issue and deliver Shares pursuant to any Option is subject to the availability, on terms and conditions reasonably satisfactory to the Corporation, of an exemption from prospectus and registration requirements in respect of the issuance, sale and delivery of such Shares under applicable securities and "blue sky" laws.

        3.8        Gender and Number.    Words importing gender shall include the masculine, feminine and neuter genders. Words importing the singular include the plural and vice versa.

        3.9        Governing Law.    The Plan shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, with regard to the conflict of laws principles of such jurisdiction.

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 SCHEDULE A

TO THE STOCK OPTION PLAN

PERSONAL AND CONFIDENTIAL

[Address of Participant]

Dear [Name of Participant];

I am pleased to advise that you have been granted an option (the "Option") to purchase Common Shares of DragonWave Inc. ("Dragonwave") under the Fifth Amended and Restated Key Employee Stock Option Plan (the "Plan"). This letter sets forth the terms and conditions of the Option, which are as follows:

Number of Common Shares subject to the Option:	[ ] (the "Optioned Shares")
Date of Grant:	[ ]
Vesting Start Date:	[ ]
Exercise price (per share):	[ ]
Date approved by the Board:	[ ]
Vesting:

Twenty-five percent (25%) of the Optioned Shares shall vest on the one-year anniversary of the Vesting Start Date, and thereafter, 1/36th of the remaining Optioned Shares shall vest at the end each month, such that all Optioned Shares shall be vested on that date which is four (4) years after the Vesting Start Date.

Exercise:	The Option shall only be exercisable with respect to vested Optioned Shares.
Expiry Date:	[ ]
Type of Option	Incentive Stock Option
(U.S. Employees only):	Non-Statutory Stock Option

The Option shall be subject in all respects to the terms and conditions of the Plan, a copy of which is attached, as the same may be amended from time to time. We encourage you to review the Plan in detail.

As a condition to the grant of your Option, you are required to indicate your agreement to comply with the terms and conditions of the Plan by signing the acknowledgement at the foot of this letter. Please return one original signed copy of this letter to DragonWave, and retain a second copy, together with the Plan, for your files.

Page / 12

The Option is intended to provide you with an opportunity to share in the potential future growth of DragonWave. It recognizes your value to DragonWave and the significant impact that your ideas, enthusiasm and hard work will have in making DragonWave a success.

It is through working together as a team that we can make DragonWave a leader in our field.

Yours very truly,

DRAGONWAVE INC.
By:
Name: Title:

I understand and agree that my Option is subject in all respects to the terms and conditions of the Plan, as the same may be amended from time to time. I have read, understood and agree to comply with the Plan.

[Name of Participant]	Address

Witness

Page / 13

QuickLinks

  Exhibit 99.1
DRAGONWAVE INC. NOTICE OF 2010 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
DragonWave Inc. Management Proxy Circular May 10, 2010
MANAGEMENT PROXY CIRCULAR
FORWARD-LOOKING STATEMENTS
QUESTIONS AND ANSWERS ABOUT THE MEETING
VOTING SHARES AND PRINCIPAL SHAREHOLDERS
FINANCIAL STATEMENTS
DragonWave Inc. Management Proxy Circular May 10, 2010
ELECTION OF DIRECTORS
DragonWave Inc. Management Proxy Circular May 10, 2010
REAPPOINTMENT OF INDEPENDENT AUDITORS
CONFIRMATION OF AN AMENDMENT TO BY-LAW NO. 1A WITH RESPECT TO QUORUM REQUIREMENTS
CONFIRMATION OF AN AMENDMENT TO BY-LAW NO. 1A ALLOWING FOR THE ISSUE OF UNCERTIFICATED SHARES
APPROVAL OF CHANGES TO THE AMENDMENT PROVISIONS OF THE STOCK OPTION PLAN
APPROVAL OF THE POOL CALCULATION AMENDMENT
APPROVAL OF THE UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN
DragonWave Inc. Management Proxy Circular May 10, 2010
COMPENSATION OF DIRECTORS
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
INFORMATION ON EXECUTIVE COMPENSATION
DragonWave Inc. Management Proxy Circular May 10, 2010
DragonWave Inc. Management Proxy Circular May 10, 2010
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
NORMAL COURSE ISSUER BID
SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
APPROVAL OF BOARD OF DIRECTORS
SCHEDULE "A" MANDATE FOR THE DIRECTORS OF DRAGONWAVE INC.
APPENDIX A DRAGONWAVE INC. RESOLUTION OF THE SHAREHOLDERS CONFIRMATION OF AMENDMENT TO BY-LAW WITH RESPECT TO QUORUM REQUIREMENTS
APPENDIX B DRAGONWAVE INC. RESOLUTION OF THE SHAREHOLDERS CONFIRMATION OF AMENDMENT TO BY-LAW NO. 1A ALLOWING FOR THE ISSUE OF UNCERTIFICATED SHARES
APPENDIX C DRAGONWAVE INC. RESOLUTION OF THE SHAREHOLDERS APPROVAL OF CHANGES TO THE AMENDMENT PROVISIONS OF THE STOCK OPTION PLAN
APPENDIX D DRAGONWAVE INC. RESOLUTION OF THE SHAREHOLDERS APPROVAL OF POOL CALCULATION AMENDMENT
APPENDIX E DRAGONWAVE INC. RESOLUTION OF THE SHAREHOLDERS APPROVAL OF UNALLOCATED OPTIONS UNDER THE STOCK OPTION PLAN (STOCK OPTION PLAN RESOLUTION)
APPENDIX F
DRAGONWAVE INC.
FIFTH AMENDED AND RESTATED KEY EMPLOYEE STOCK OPTION PLAN
ARTICLE ONE: GENERAL PROVISIONS
ARTICLE TWO: STOCK OPTION TERMS
ARTICLE THREE: MISCELLANEOUS
SCHEDULE A TO THE STOCK OPTION PLAN